                                                                   Exhibit 12.7

            Consolidated financial statements and notes thereto for
                 AT&T Wireless Services, Inc. and Subsidiaries

                         INDEX TO FINANCIAL STATEMENTS


HISTORICAL FINANCIAL STATEMENTS

AT&T Wireless Services, Inc. and Subsidiaries

Report of Independent Accountants................................................................ A-2

Consolidated Statements of Operations for the years ended December 31, 2002, 2001, and 2000...... A-3

Consolidated Balance Sheets at December 31, 2002 and 2001........................................ A-4

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002,
  2001, and 2000................................................................................. A-5

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000...... A-7

Notes to Consolidated Financial Statements....................................................... A-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of AT&T Wireless Services, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of AT&T Wireless Services, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As explained in Note 3 to the consolidated financial statements, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and changed its method of calculating amortization effective January 1, 2002.

                                          /s/  PricewaterhouseCoopers LLP

Seattle, Washington
January 27, 2003, except for Note 24, as to which the date is March 14, 2003.

                         AT&T WIRELESS SERVICES, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In millions, except per share amounts)

                                                                                    For the Years Ended December 31,
                                                                                    -------------------------------
                                                                                      2002       2001       2000
                                                                                     -------    -------    -------
REVENUE
Services........................................................................... $14,483    $12,532    $ 9,374
Equipment..........................................................................   1,148      1,078      1,072
                                                                                     -------    -------    -------
Total revenue......................................................................  15,631     13,610     10,446
                                                                                     -------    -------    -------
OPERATING EXPENSES
Costs of services (excluding depreciation of $2,081, $1,505 and $1,029 included
  below)...........................................................................   4,558      3,991      3,017
Costs of equipment sales...........................................................   2,274      2,037      2,041
Selling, general, and administrative...............................................   4,977      4,482      3,512
Depreciation and amortization......................................................   2,751      2,502      1,639
Impairment of licensing costs......................................................   1,329         --         --
                                                                                     -------    -------    -------
Total operating expenses...........................................................  15,889     13,012     10,209
                                                                                     -------    -------    -------
OPERATING (LOSS) INCOME............................................................    (258)       598        237
Other (expense) income.............................................................    (123)       374        534
Interest expense...................................................................     669        386         85
                                                                                     -------    -------    -------
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES AND NET EQUITY (LOSSES) EARNINGS FROM
  INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES.......................................  (1,050)       586        686
Provision for income taxes.........................................................      55        311        246
Net equity (losses) earnings from investments in unconsolidated subsidiaries, net
  of tax...........................................................................  (1,100)       (75)       388
                                                                                     -------    -------    -------
(LOSS) INCOME FROM CONTINUING OPERATIONS...........................................  (2,205)       200        828
Loss from operations of discontinued business (net of tax benefits of $(169) and
  $(105))..........................................................................      --       (273)      (170)
Gain (loss) on disposal of discontinued business (net of tax provision (benefit) of
  $29 and $(504))..................................................................      47       (814)        --
                                                                                     -------    -------    -------
INCOME (LOSS) FROM DISCONTINUED OPERATIONS.........................................      47     (1,087)      (170)
                                                                                     -------    -------    -------
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE.............................................................  (2,158)      (887)       658
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (net of
  a tax benefit of $103)...........................................................    (166)        --         --
                                                                                     -------    -------    -------
NET (LOSS) INCOME..................................................................  (2,324)      (887)       658
Accretion of mandatorily redeemable preferred stock................................      18         --         --
Dividend requirements on preferred stock held by AT&T, net.........................      --         76        130
                                                                                     -------    -------    -------
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS................................. $(2,342)   $  (963)   $   528
                                                                                     -------    -------    -------
(LOSS) INCOME PER BASIC AND DILUTED SHARE:
   (Loss) income from continuing operations available to common
     shareholders.................................................................. $ (0.82)   $  0.05    $  0.28
   Income (loss) from discontinued operations......................................    0.01      (0.43)     (0.07)
   Cumulative effect of change in accounting principle.............................   (0.06)        --         --
                                                                                     -------    -------    -------
   Net (loss) income available to common shareholders.............................. $ (0.87)   $ (0.38)   $  0.21
                                                                                     =======    =======    =======
WEIGHTED AVERAGE SHARES USED TO COMPUTE (LOSS) INCOME
  PER SHARE:
   Basic...........................................................................   2,686      2,530      2,530
   Diluted.........................................................................   2,686      2,532      2,532

  The accompanying notes are an integral part of these consolidated financial statements.

                         AT&T WIRELESS SERVICES, INC.
                               AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (In millions, except per share amounts)

                                                                                        At December 31,
                                                                                       ----------------
                                                                                         2002     2001
                                                                                       -------  -------
                                        ASSETS
Cash and cash equivalents............................................................. $ 2,353  $ 3,352
Accounts receivable, less allowances of $240 and $239.................................   2,215    2,026
Inventories...........................................................................     325      307
Income tax receivable.................................................................      56      210
Deferred income taxes.................................................................      --      222
Prepaid expenses and other current assets.............................................     332      180
                                                                                       -------  -------
TOTAL CURRENT ASSETS..................................................................   5,281    6,297
Property, plant, and equipment, net...................................................  16,263   12,956
Licensing costs.......................................................................  13,959   13,100
Investments in and advances to unconsolidated subsidiaries............................   2,225    3,672
Goodwill..............................................................................   7,199    4,712
Other assets, net of accumulated amortization of $251 and $347........................     879      897
Assets of discontinued operations.....................................................      --       88
                                                                                       -------  -------
TOTAL ASSETS.......................................................................... $45,806  $41,722
                                                                                       =======  =======
                                     LIABILITIES
Accounts payable...................................................................... $   780  $ 1,035
Payroll and benefit-related liabilities...............................................     465      409
Advertising and promotion accruals....................................................     173      184
Business tax accruals.................................................................     375      280
Interest payable on long-term debt....................................................     245      175
Accrued disposal costs for discontinued operations....................................      --      228
Due on demand notes payable...........................................................      --       88
Other current liabilities.............................................................   1,055    1,033
                                                                                       -------  -------
TOTAL CURRENT LIABILITIES.............................................................   3,093    3,432
Long-term debt........................................................................  11,057    6,617
Deferred income taxes.................................................................   3,788    4,352
Other long-term liabilities...........................................................     308      330
                                                                                       -------  -------
TOTAL LIABILITIES.....................................................................  18,246   14,731
                                                                                       -------  -------
COMMITMENTS AND CONTINGENCIES (NOTES 20 AND 21)
MINORITY INTEREST.....................................................................      48       46
MANDATORILY REDEEMABLE PREFERRED STOCK, $0.01 par value, 1,000 shares
  authorized, .233 shares issued and outstanding......................................     151       --
MANDATORILY REDEEMABLE COMMON STOCK, $0.01 par value, 406 shares issued
  and outstanding.....................................................................   7,664    7,664

                                 SHAREHOLDERS' EQUITY
Common stock, $0.01 par value, 10,000 shares authorized, 2,303 and 2,125 shares issued
  and outstanding.....................................................................      23       21
Additional paid-in capital............................................................  23,667   20,515
Receivable from former parent, AT&T...................................................    (461)      --
Accumulated deficit...................................................................  (3,474)  (1,150)
Accumulated other comprehensive loss..................................................     (58)    (105)
                                                                                       -------  -------
TOTAL SHAREHOLDERS' EQUITY............................................................  19,697   19,281
                                                                                       -------  -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............................................ $45,806  $41,722
                                                                                       =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         AT&T WIRELESS SERVICES, INC.
                               AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (In millions)

                                                                                                   Receivable
                                                                                                      From
                                                                       Common           Additional   Former
                                                                       Shares    Common  Paid-In    Parent,   Accumulated
                                                                     Outstanding Stock   Capital      AT&T      Deficit
                                                                     ----------- ------ ---------- ---------- -----------
Balance at December 31, 1999........................................       --     $--    $    --     $  --      $    --
Net income available to common shareholders.........................
Proceeds attributed from AT&T Wireless Grouptracking stock
 offering...........................................................
Proceeds from AT&T Wireless Group tracking stock
  issued for employee plans.........................................
Transfers from former parent, AT&T..................................
Other comprehensive loss............................................
                                                                        -----     ---    -------     -----      -------
Balance at December 31, 2000........................................       --     $--    $    --     $  --      $    --
                                                                        -----     ---    -------     -----      -------
Net (loss) income available to common shareholders..................                                             (1,150)
Proceeds attributed from DoCoMo investment, net of costs............
Proceeds from AT&T Wireless Group tracking stock issued for employee plans..............................................................
Recapitalization effective with AT&T Wireless Services split-off....    2,530      25     20,413
Reclassification of mandatorily redeemable common stock and warrants
 held by DoCoMo.....................................................     (406)     (4)
Proceeds from AT&T Wireless Services common stock issued for
 employee plans.....................................................        1                 14
Reclassification of common stock warrants held by DoCoMo............                          88
Transfers from former parent, AT&T..................................
Other comprehensive loss............................................
                                                                        -----     ---    -------     -----      -------
Balance at December 31, 2001........................................    2,125     $21    $20,515     $  --      $(1,150)
                                                                        -----     ---    -------     -----      -------
Net loss                                                                                                         (2,324)
Issuance of AT&T Wireless Services common stock and stock options
 for TeleCorp PCS, Inc. acquisition.................................      146       2      2,280
Proceeds from AT&T Wireless Services common stock issued to
 DoCoMo.............................................................       27                382
Proceeds from AT&T Wireless Services common stock issued for
 employee plans.....................................................        5                 47
Receivable from former parent, AT&T.................................                         461      (461)
Accretion of mandatorily redeemable preferred stock.................                         (18)
Other comprehensive income..........................................
                                                                        -----     ---    -------     -----      -------
Balance at December 31, 2002........................................    2,303     $23    $23,667     $(461)     $(3,474)
                                                                        -----     ---    -------     -----      -------

                                                                                    Accumulated
                                                                     Shareholders'     Other         Total
                                                                          Net      Comprehensive Shareholders'
                                                                      Investment   (Loss) Income    Equity
                                                                     ------------- ------------- -------------
Balance at December 31, 1999........................................   $ 12,971        $  26        $12,997
Net income available to common shareholders.........................        528                         528
Proceeds attributed from AT&T Wireless Grouptracking stock
 offering...........................................................      7,000                       7,000
Proceeds from AT&T Wireless Group tracking stock
  issued for employee plans.........................................         41                          41
Transfers from former parent, AT&T..................................      1,345                       1,345
Other comprehensive loss............................................                     (34)           (34)
                                                                       --------        -----        -------
Balance at December 31, 2000........................................   $ 21,885        $  (8)       $21,877
                                                                       --------        -----        -------
Net (loss) income available to common shareholders..................        187                        (963)
Proceeds attributed from DoCoMo investment, net of costs............      6,139                       6,139
Proceeds from AT&T Wireless Group tracking stock issued for employee
 plans..............................................................         54                          54
Recapitalization effective with AT&T Wireless Services split-off....    (20,457)                        (19)
Reclassification of mandatorily redeemable common stock and warrants
 held by DoCoMo.....................................................     (7,824)                     (7,828)
Proceeds from AT&T Wireless Services common stock issued for
 employee plans.....................................................                                     14
Reclassification of common stock warrants held by DoCoMo............                                     88
Transfers from former parent, AT&T..................................         16                          16
Other comprehensive loss............................................                     (97)           (97)
                                                                       --------        -----        -------
Balance at December 31, 2001........................................   $     --        $(105)       $19,281
                                                                       --------        -----        -------
Net loss                                                                                             (2,324)
Issuance of AT&T Wireless Services common stock and stock options
 for TeleCorp PCS, Inc. acquisition.................................                                  2,282
Proceeds from AT&T Wireless Services common stock issued to
 DoCoMo.............................................................                                    382
Proceeds from AT&T Wireless Services common stock issued for
 employee plans.....................................................                                     47
Receivable from former parent, AT&T.................................                                     --
Accretion of mandatorily redeemable preferred stock.................                                    (18)
Other comprehensive income..........................................                      47             47
                                                                       --------        -----        -------
Balance at December 31, 2002........................................   $     --        $ (58)       $19,697
                                                                       --------        -----        -------

                         AT&T WIRELESS SERVICES, INC.
                               AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
                                 (In millions)

                                                                              For the Years Ended
                                                                                 December 31,
                                                                             --------------------
                                                                               2002    2001  2000
                                                                             -------  -----  ----
SUMMARY OF TOTAL COMPREHENSIVE (LOSS) INCOME:
Net (loss) income........................................................... $(2,324) $(887) $658
Net revaluation of investments (net of taxes of $13, $(7) and $(22))........      20    (12)  (34)
Net revaluation of financial instruments (net of taxes of $2 and $(38)).....       4    (70)   --
Net foreign currency translation adjustments (net of taxes of $15 and $(10))      23    (15)   --
                                                                             -------  -----  ----
TOTAL COMPREHENSIVE (LOSS) INCOME........................................... $(2,277) $(984) $624
                                                                             =======  =====  ====



  The accompanying notes are an integral part of these consolidated financial statements.

                         AT&T WIRELESS SERVICES, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In millions)

                                                                                                For the Years Ended
                                                                                                    December 31,
                                                                                             -------------------------
                                                                                               2002     2001     2000
                                                                                             -------  -------  -------
OPERATING ACTIVITIES
    Net (loss) income....................................................................... $(2,324) $  (887) $   658
    Deduct: Income (loss) from discontinued operations......................................      47   (1,087)    (170)
                                                                                             -------  -------  -------
    Net (loss) income, excluding discontinued operations....................................  (2,371)     200      828
    Adjustments to reconcile net (loss) income, excluding discontinued operations, to net cash provided by operating activities of continuing operations:
     Cumulative effect of change in accounting principle, net of tax........................     166       --       --
     Losses on early extinguishments of debt................................................      20       --       --
     Net gains on sale/exchange of assets, businesses, and investments in unconsolidated
      subsidiaries..........................................................................     (42)      --     (362)
     Losses from impairments of cost method unconsolidated subsidiaries.....................     245       20       --
     Net revaluation of securities..........................................................      --      (73)      --
     Impairment of licensing costs..........................................................   1,329       --       --
     Depreciation and amortization..........................................................   2,751    2,502    1,639
     Amortization of debt premium/discount and interest accretion...........................      59       --       --
     Deferred income taxes..................................................................    (198)     285      585
     Net equity losses (earnings) from investments in unconsolidated subsidiaries...........   1,100      (42)    (505)
     Provision for uncollectible receivables................................................     551      573      314
     Increase in accounts receivable........................................................    (612)    (739)    (826)
     Decrease (increase) in inventories.....................................................      31       19     (142)
     (Decrease) increase in accounts payable................................................     (11)      25      (48)
     Net change in other operating assets and liabilities...................................     (43)     (36)     303
                                                                                             -------  -------  -------
NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING
 OPERATIONS.................................................................................   2,975    2,734    1,786
                                                                                             -------  -------  -------
INVESTING ACTIVITIES
    Capital expenditures and other additions................................................  (5,302)  (5,205)  (3,601)
    Net dispositions (acquisitions) of licenses.............................................      24      (23)     (63)
    Distributions and sales of unconsolidated subsidiaries..................................     367      882      360
    Contributions, advances, and purchases of unconsolidated subsidiaries...................    (640)  (1,284)  (1,645)
    Acquisitions of consolidated businesses, net of cash acquired...........................     (78)      (3)  (4,763)
    Issuance of long-term note receivables to unconsolidated subsidiary.....................    (100)    (210)      --
    Deposits on long-lived assets...........................................................      --      (67)    (215)
                                                                                             -------  -------  -------
NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS..............................  (5,729)  (5,910)  (9,927)
                                                                                             -------  -------  -------
FINANCING ACTIVITIES
    Net (decrease) increase in debt due to AT&T.............................................      --   (2,438)   1,038
    Proceeds from issuance of long-term debt to others, net of issuance costs...............   2,959    6,345       --
    Repayment of debt due to others.........................................................  (1,619)      --       --
    Redemption of preferred stock held by AT&T..............................................      --   (3,000)      --
    Proceeds attributed from DoCoMo investment, net of costs................................      --    6,139       --
    Proceeds from AT&T Wireless Group tracking stock offering...............................      --       --    7,000
    Proceeds from AT&T Wireless Services common stock and AT&T Wireless Group
     tracking stock issued..................................................................     427       68       41
    Dividend requirements on preferred stock held by AT&T, net..............................      --      (76)    (130)
    Transfers from former parent, AT&T......................................................      --       --    1,001
    Other financing activities, net.........................................................      (4)      (4)      (3)
                                                                                             -------  -------  -------
NET CASH PROVIDED BY FINANCING ACTIVITIES OF CONTINUING
 OPERATIONS.................................................................................   1,763    7,034    8,947
                                                                                             -------  -------  -------
       NET CASH USED IN DISCONTINUED OPERATIONS.............................................      (8)    (568)    (749)
                                                                                             -------  -------  -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........................................    (999)   3,290       57
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............................................   3,352       62        5
                                                                                             -------  -------  -------
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................................... $ 2,353  $ 3,352  $    62
                                                                                             =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

1.  Background and Basis of Presentation

   AT&T Wireless Services, Inc. (AT&T Wireless Services) is a wireless telecommunications company, which presently operates in a single business segment as a provider of primarily U.S. wireless voice and data services and products. AT&T Wireless Services also holds equity interests in various U.S. and international wireless communications ventures and partnerships.

  Background

   On October 25, 2000, AT&T Corp. (AT&T) announced a restructuring plan, stating its intention to create a separate company for its wireless services businesses, named AT&T Wireless Services, Inc. This restructuring is called "the split-off." AT&T Wireless Services includes substantially the same assets and liabilities that were represented by AT&T Wireless Group tracking stock, which AT&T created on April 27, 2000. In conjunction with the offering of AT&T Wireless Group tracking stock in April 2000, 15.6 percent, or 360 million shares, of AT&T Wireless Group tracking stock were sold at an offering price of $29.50 per share. AT&T Wireless Group tracking stock was a class of AT&T common stock, which was intended to provide holders with financial returns based on the financial performance and economic value of AT&T's wireless services businesses.

   On July 9, 2001, AT&T converted all shares of AT&T Wireless Group tracking stock into shares of AT&T Wireless Services common stock on a one-for-one basis. In addition, AT&T completed a distribution of approximately 1.136 billion shares of AT&T Wireless Services common stock to AT&T shareholders in the form of a stock dividend. These transactions effected the split-off of AT&T Wireless Services from AT&T and resulted in AT&T Wireless Services becoming an independent, publicly traded company.

   AT&T Wireless Services was incorporated in Delaware on July 7, 1987. Prior to the split-off, AT&T Wireless Services was a 100 percent owned direct subsidiary of AT&T. AT&T Wireless Services had authorized 500 shares of $0.01 par value common stock, of which 100 shares were outstanding and held by AT&T prior to the split-off. These shares have not been assumed to be outstanding for purposes of the historical financial statements presented prior to the split-off, due to the recapitalization, which was effected with the split-off. Effective with the split-off, AT&T Wireless Services had 2,530 million common shares issued and outstanding.

  Basis of Presentation Effective with the Split-off

   The consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, include all adjustments necessary for a fair statement of the consolidated results of operations, financial position, and cash flows for each period presented. The consolidated financial statements reflect the results of operations, financial position, changes in shareholders' equity, and cash flows of AT&T Wireless Services as if it were a separate entity for all periods presented and are in conformity with accounting principles generally accepted in the United States of America. The assets and liabilities included represent the assets and liabilities transferred to AT&T Wireless Services in accordance with the separation and distribution agreement between AT&T and AT&T Wireless Services. Prior to the split-off on July 9, 2001, substantially all of the assets and liabilities represented by AT&T Wireless Group were transferred to AT&T Wireless Services. AT&T Wireless Services has treated these transfers in a manner similar to a pooling of interests and has assumed that these transfers were completed for all historical periods by the legal entity AT&T Wireless Services.

  Basis of Presentation Prior to the Split-off

   The April 2000 offering of AT&T Wireless Group tracking stock resulted in net proceeds to AT&T, after deducting underwriters' discount and related fees and expenses, of $10.3 billion. AT&T attributed $7.0 billion of the net proceeds to AT&T Wireless Services primarily to fund acquisitions and capital expenditures.

   Prior to the offering of the AT&T Wireless Group tracking stock, the capital structure of AT&T Wireless Services had been assumed based upon AT&T's historical capital ratio adjusted for certain items. In determining the allocation between short- and long-term debt and preferred stock, AT&T considered factors such as prospective financing requirements for the business, working capital commitments and future requirements, and peer group analysis. All intercompany debt to AT&T and preferred stock held by AT&T was repaid to AT&T in June 2001.

   Changes in shareholders' net investment prior to the offering of AT&T Wireless Group tracking stock represented net transfers to or from AT&T, after giving effect to the net income or loss of AT&T Wireless Services during the period, and were assumed to be settled in cash. AT&T's capital contributions for purchase business combinations and initial investments in joint ventures and partnerships, which AT&T attributed to AT&T Wireless Services, have been treated as non-cash transactions prior to the offering. Changes in shareholders' net investment subsequent to the offering of AT&T Wireless Group tracking stock represented AT&T Wireless Group tracking stock offering proceeds attributed to AT&T Wireless Services from AT&T, proceeds from additional AT&T Wireless Group tracking stock share issuances, and the net income or loss for the period subsequent to the offering. AT&T Wireless Services began accumulating its cumulative deficit effective with the split-off.

   Prior to the split-off, AT&T performed cash management functions on behalf of AT&T Wireless Services. Substantially all of AT&T Wireless Services' cash balances were swept to AT&T on a daily basis, where they were managed and invested by AT&T. Subsequent to the split-off, AT&T Wireless Services has been responsible for its own cash management functions.

   General corporate overhead related to AT&T's corporate headquarters and common support divisions was allocated to AT&T Wireless Services for periods prior to the split-off as it was not deemed practicable to specifically identify such common costs to AT&T Wireless Services. These allocations were based on the ratio of AT&T Wireless Services' external costs and expenses to AT&T's consolidated external costs and expenses, adjusted for any functions that AT&T Wireless Services performed on its own. However, the costs of these services charged to AT&T Wireless Services are not necessarily indicative of the costs that would have been incurred if AT&T Wireless Services had performed these functions entirely as a standalone entity. Subsequent to the split-off, AT&T Wireless Services has performed these functions using its own resources or purchased services.

   Consolidated income tax provision or benefit, related tax payments or refunds, and deferred tax balances of AT&T have been allocated to AT&T Wireless Services for periods prior to the split-off based principally on the taxable income/loss and tax credits directly attributable to AT&T Wireless Services. These allocations reflect AT&T Wireless Services' contribution to AT&T's consolidated taxable income/loss and the consolidated tax liability and tax credit position. Subsequent to the offering of AT&T Wireless Group tracking stock, the AT&T Common Stock Group and AT&T Wireless Group entered into a tax-sharing agreement that provided for tax-sharing payments based on the taxes or tax benefits of a hypothetical affiliated group consisting of AT&T Common Stock Group and AT&T Wireless Group. Based on this agreement, the consolidated tax liability before credits was allocated between the groups, based on each group's contribution to the consolidated taxable income/loss of the hypothetical group. For purposes of the tax-sharing agreement, the 9 percent cumulative preferred stock held by AT&T was treated as if it were an intercompany debt instrument and, accordingly, tax-sharing payments were calculated by treating coupon payments on the preferred stock as interest expense to AT&T Wireless Services and interest income to the AT&T Common Stock Group. Consolidated tax credits of the hypothetical group have been allocated between groups based on each group's contribution to each tax credit. In conjunction with the split-off, AT&T Wireless Services became a separate taxable entity. See Note 11 for a discussion of the refund from AT&T for AT&T Wireless Services' 2001 tax net operating loss in connection with this tax-sharing agreement.

2.  Summary of Significant Accounting Policies

  Basis of Consolidation

   The consolidated financial statements include all majority-owned and controlled subsidiaries. Equity investments, in which AT&T Wireless Services has the ability to exercise significant influence but does not have voting control, are accounted for under the equity method. Equity investments in which AT&T Wireless Services does not have the ability to exercise significant influence are accounted for under the cost method. All significant intercompany accounts and transactions have been eliminated. See Note 23 for information regarding the impact of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities." Except as otherwise noted, all amounts and disclosures reflect only AT&T Wireless Services' continuing operations.

  Operating Segment

   AT&T Wireless Services manages the business as one reportable business segment, wireless voice and data services and products.

  Cash Equivalents

   All highly liquid investments with original maturities of generally three months or less are considered to be cash equivalents.

  Allowance for Doubtful Accounts

   The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the accounts receivable balance. Management primarily determines the allowance based on the aging of accounts receivable balances and historical write-off experience, net of recoveries. AT&T Wireless Services' provisions for uncollectible receivables are included in Costs of services.

  Inventories

   Inventories, which consist principally of handsets and accessories, are recorded at the lower of cost or market. Cost is principally determined by the first-in, first-out (FIFO) method. Market is determined using replacement cost.

  Property, Plant, and Equipment

   Property, plant, and equipment are recorded at cost, unless impaired. Construction costs, labor, and overhead incurred in the development of AT&T Wireless Services' wireless network are capitalized. Assets under construction are not depreciated until placed into service. The cost of maintenance and repairs of property, plant, and equipment is charged to operating expense. Depreciation is determined based upon the assets' estimated useful lives and is calculated on a straight-line basis according to the following useful lives:

         Wireless communications systems and other equipment 3-15 years
         Building and improvements.......................... 5-20 years
         Internal-use software..............................    3 years

   When AT&T Wireless Services sells, disposes of or retires property, plant, or equipment, the related gains or losses are included in operating results.

   Effective January 1, 2001, AT&T Wireless Services implemented the results of a review of the estimated service lives of certain wireless communications equipment, primarily electronics. Lives were primarily shortened to fully depreciate all such equipment within seven years. Similar equipment acquired after January 1, 2001 and 2002, has a useful life no longer than seven and six years, respectively. The impact of this change for the year ended December 31, 2001, was an increase in depreciation expense of approximately $136, an increase to net loss available to common shareholders of approximately $84 and an increase to net loss available to common shareholders per basic and diluted share of approximately $0.03.

  Software Capitalization

   AT&T Wireless Services capitalizes certain direct development costs associated with internal-use software, including external direct costs of materials and services, and internal payroll costs for employees devoting time to software development. These costs are included in Property, plant, and equipment and are amortized beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. AT&T Wireless Services also capitalizes initial operating-system software costs and amortizes them over the life of the associated hardware.

  Other Acquisition-Related Intangible Assets

   Other acquisition-related intangible assets, primarily the values assigned to the customer lists acquired, are included in Other assets and are amortized on a straight-line basis over five years. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," AT&T Wireless Services re-assessed the useful life of its customer lists and determined that it continues to be appropriate (see Note 3).

  Valuation of Long-Lived Assets

   Long-lived assets such as property, plant, and equipment, capitalized software, and other acquisition-related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. AT&T Wireless Services periodically evaluates the useful lives of its wireless communications systems and other equipment based on changes in technological and industry conditions. It is reasonably possible that these assets could become impaired as a result of technological or other industry changes. Effective January 1, 2002, AT&T Wireless Services adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. For assets AT&T Wireless Services intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For assets AT&T Wireless Services intends to dispose of by sale, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. AT&T Wireless Services' initial adoption of this statement did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

  Licensing Costs

   Licensing costs are primarily incurred to acquire Federal Communications Commission (FCC) licenses to provide wireless services. Prior to January 1, 2002, amortization of licensing costs began with the commencement of service to customers and was computed using the straight-line method over periods from 25 to 40 years.

   Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing its U.S. licensing costs and is instead testing for impairment at least annually, as these licensing costs are deemed to be intangible assets that have indefinite lives. Although FCC licenses are issued with a stated term, generally 10 years, the renewal of FCC licenses is a routine matter involving a nominal fee and AT&T Wireless Services has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its FCC licenses. See Notes 3 and 4 for further information regarding the adoption of this standard and the related licensing costs impairment tests.

  Capitalized Interest

   AT&T Wireless Services capitalizes interest, which is applicable to the construction of additions to property, plant, and equipment and the acquisitions of licensing costs until the assets are ready for use in the case of property, plant, and equipment, or commencement of service to customers for licensing costs. Capitalized interest associated with property, plant, and equipment is amortized on a straight-line basis over the related assets' estimated useful lives. Prior to January 1, 2002, capitalized interest associated with U.S. licensing costs was amortized on a straight-line basis over the related licensing costs' useful lives. Effective with the adoption of SFAS No. 142 (see Note 3) on January 1, 2002, capitalized interest associated with U.S. licensing costs is no longer amortized.

  Investments in and Advances to Unconsolidated Subsidiaries

   Equity investments in which AT&T Wireless Services has the ability to exercise significant influence but which AT&T Wireless Services does not have voting control are accounted for under the equity method. Under the equity method, investments are stated at initial cost and are adjusted for AT&T Wireless Services' subsequent contributions and distributions, its share of earnings or losses of the investee, foreign currency translation adjustments, if applicable, and any impairment charges recorded. AT&T Wireless Services' adjustments associated with its share of earnings or losses of the investee and impairment charges are included in Net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax. Prior to January 1, 2002, the excess of the carrying value of the investment over the underlying book value of the investee's net assets was being amortized over periods ranging from 20 to 40 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing the excess carrying value. See Note 3 for further information regarding the adoption of this standard. The excess carrying values are tested in conjunction with the overall review of the total investment balance in the annual impairment reviews discussed below.

   All other equity investments in which AT&T Wireless Services does not have the ability to exercise significant influence are accounted for under the cost method and are adjusted for other than temporary declines in fair value and subsequent contributions and capital distributions. Impairment charges associated with AT&T Wireless Services' cost method unconsolidated subsidiaries are included in Other (expense) income. Cost method investments in marketable securities, which are covered under the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are classified as "available-for-sale" and are carried at fair value. Unrealized gains or losses are included in Other comprehensive income (loss), net of tax.

   AT&T Wireless Services reviews its significant equity and cost method unconsolidated subsidiaries for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether a decline in the fair value of an investment below its carrying value is deemed to be other than temporary. AT&T Wireless Services employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments in and advances to unconsolidated subsidiaries. AT&T Wireless Services uses discounted cash flow modeling as well as other available evidence including, but not limited to, quoted market prices, market comparables, and industry multiples to estimate the fair value of its investments. In the event that the carrying value of an investment exceeds its fair value, AT&T Wireless Services evaluates, among other factors, the duration and extent to which the fair value is less than the carrying value; the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and AT&T Wireless Services' intent and ability to hold the investment. See Note 4 for further discussion of the results of these impairment reviews.

  Foreign Currency

   Results of operations for AT&T Wireless Services' international subsidiaries are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities of the international subsidiaries are translated at the exchange rate in effect at the reporting date. Resulting gains or losses from translating foreign currency financial statements are included in Other comprehensive income (loss), net of tax. Gains and losses from foreign currency transactions are included in the statement of operations.

  Goodwill

   Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 40 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing goodwill, and is instead testing it for impairment at least annually. See Notes 3 and 4 for further information regarding the adoption of this standard and the related goodwill impairment tests.

  Derivative Instruments

   AT&T Wireless Services uses derivative instruments primarily to manage exposure to fluctuations in interest rates, to lower its overall costs of financing, and to manage the mix of floating- and fixed-rate debt in its portfolio. Derivative instruments are not used for trading or speculative purposes. All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. To qualify for hedge accounting treatment, each derivative must be designated as a hedge at inception and evaluated for effectiveness throughout the hedge period. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the statement of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Changes in fair values of derivative instruments that are not designated as hedging instruments and ineffective portions of hedges, if any, are immediately recognized in the statement of operations.

   Hedge accounting is discontinued prospectively if and when it is determined that either the derivative instrument no longer meets the requirements for hedge accounting as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; the derivative instrument expires or is sold, terminated, or exercised; or management determines that the designation of the derivative instrument as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative instrument will continue to be carried at fair value on the balance sheet, with changes in fair value immediately recognized in the statement of operations, unless the derivative instrument has expired or been sold, terminated, or exercised. The related hedged item will be accounted for as follows, as applicable. Upon discontinuance of a fair value hedge of a recognized asset or liability, the hedged item will no longer be adjusted for changes in fair value. The previously recognized fair value adjustment will continue to be carried on the balance sheet and be amortized into the statement of operations over the remaining life of the underlying hedged item. Upon discontinuance of a hedge of a firm commitment because the hedged item no longer meets the definition of a firm commitment, any asset or liability that was recognized (as a result of an adjustment to the carrying amount for the firm commitment) will be derecognized with the corresponding gain or loss immediately recognized in the statement of operations. Finally, upon discontinuance of a hedge of a forecasted transaction because the transaction is no longer probable of occurring, any gains and losses that were accumulated in Other comprehensive income (loss) will be recognized immediately in the statement of operations.

   Cash flows from derivative instruments designated in hedging relationships are classified in the statements of cash flows under the same categories as the cash flows from the related assets, liabilities, or anticipated transactions.

  Revenue Recognition

   Wireless services revenue consists primarily of monthly recurring charges, airtime and toll usage charges, and roaming charges billed to both AT&T Wireless Services customers, as well as other wireless service providers. Wireless services revenue is recognized as the services are rendered, based upon minutes of use processed and contracted fees, and is net of credits and adjustments for service discounts. Amounts collected in advance of the service period, primarily related to prepaid customers, are recorded as unearned revenue and are recognized when earned. Customer activation fees, along with the related costs up to but not exceeding these fees, are deferred and amortized over the estimated customer relationship period, which is currently estimated to be three years. The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the end customer or distributor, as this is considered to be a separate earnings process from the sale of wireless services. Shipping and handling costs paid to wireless handset and accessory vendors are classified as Costs of equipment sales.

   During 2002, AT&T Wireless Services adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Under EITF Issue No. 01-9, cash incentives given to customers or resellers should be characterized as a reduction of revenue when recognized in the statement of operations, unless an identifiable benefit having a determinable fair value is received in exchange. The adoption did not have a material impact on AT&T Wireless Services' results of operations or financial condition. In November 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." See Note 23 for further information regarding this consensus and its impact to AT&T Wireless Services.

  Advertising and Promotional Costs

   Costs of advertising and promotions are expensed as incurred. Advertising and promotional expenses were $847, $888, and $608 in 2002, 2001, and 2000, respectively.

  Deferred Financing Costs

   Debt financing costs are capitalized and amortized as interest expense over the terms of the underlying obligation. These deferred costs are included in Other assets.

  Income Taxes

   AT&T Wireless Services recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory rates in effect for the year in which the differences are expected to reverse. Pursuant to the provisions of SFAS No. 109, "Accounting For Income Taxes," AT&T Wireless Services provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not. See Note 11 for further information regarding AT&T Wireless Services' income taxes.

  Stock-Based Compensation Expense

   As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," AT&T Wireless Services measures compensation expense for its stock-based employee compensation plans, described further in Note 13, using the intrinsic value method prescribed by the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." AT&T Wireless Services has adopted the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net (loss) income available to common shareholders and earnings per share if AT&T Wireless Services had elected to recognize compensation costs based on the fair value at the date of grant for AT&T Wireless Services common stock awards granted subsequent to the split-off in 2001, AT&T Wireless Group tracking stock awards granted to AT&T Wireless Services employees prior to the split-off, and AT&T common stock awards granted to AT&T Wireless Services employees prior to the split-off, consistent with the provisions of SFAS No. 123 (see Note 13 for assumptions used in the fair value method):

                                                                                  For the Years Ended
                                                                                     December 31,
                                                                                -----------------------
                                                                                  2002     2001   2000
                                                                                -------  -------  -----
Reported net (loss) income available to common shareholders.................... $(2,342) $  (963) $ 528
Less: Total stock-based employee compensation expense determined under the fair value method for all employee stock awards, net of tax for the years ended
  December 31, 2001 and 2000...................................................     358      189    177
                                                                                -------  -------  -----
Adjusted net (loss) income available to common shareholders.................... $(2,700) $(1,152) $ 351
                                                                                =======  =======  =====
Basic and diluted earnings per share:
Reported net (loss) income available to common shareholders.................... $ (0.87) $ (0.38) $0.21
Adjusted net (loss) income available to common shareholders.................... $ (1.00) $ (0.46) $0.14

  Issuance of Common Stock by Affiliates

   Changes in AT&T Wireless Services' proportionate share of the underlying equity of a subsidiary or equity method unconsolidated subsidiary which result from the issuance of additional equity securities by such entity are recognized as increases or decreases in Additional paid-in capital.

  Use of Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as unbilled revenues, allowance for doubtful accounts, employee compensation programs, depreciation and amortization, taxes, inventory values, valuations of investments and determining when investment impairments are other than temporary, intangible assets, especially fair value determinations, and deferred tax assets, including tax valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions. Additionally, estimates are used when recording the fair values of assets and liabilities assumed in a purchase business combination, such as the acquisition of TeleCorp PCS, Inc. (TeleCorp), which closed in February 2002 (see Note 9).

  Reclassifications and Restatements

   Certain reclassifications have been made to prior year amounts to conform to current year presentations. Capitalized costs associated with internal-use software have been reclassified from Other assets to Property, plant, and equipment for all periods presented. Internal-use software costs and related accumulated amortization that were reclassified as of December 31, 2001, were $606 and $146, respectively.

3.  Adoption of Statement of Financial Accounting Standard (SFAS) No. 142

   Effective January 1, 2002, AT&T Wireless Services adopted SFAS No. 142. SFAS No. 142 established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognized in the financial statements.

   Effective with the adoption of this standard, AT&T Wireless Services is no longer amortizing acquired goodwill and excess net book value associated with its equity method unconsolidated subsidiaries. Additionally, AT&T Wireless Services was required to reassess the useful lives of its other intangible assets, which consist primarily of FCC licensing costs and customer lists. Although FCC licenses are issued with a stated term, generally 10 years, the renewal of FCC licenses is a routine matter involving a nominal fee and AT&T Wireless Services has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its FCC licenses. As such, effective with the adoption of SFAS No. 142, AT&T Wireless Services is no longer amortizing licensing costs of U.S. consolidated subsidiaries as these licensing costs are deemed to be intangible assets that have indefinite lives. Prospectively, AT&T Wireless Services will continue to periodically reevaluate its determination of an indefinite useful life with regard to FCC licenses. AT&T Wireless Services' unconsolidated subsidiaries completed a similar assessment for licensing costs. Its U.S. and Canadian unconsolidated subsidiaries also determined that their licensing costs have indefinite lives and ceased amortization of those costs. AT&T Wireless Services also re-assessed the useful life of its customer lists and determined that a five-year life continues to be appropriate.

   Upon adoption, SFAS No. 142 required a transitional impairment test using a fair value approach for acquired goodwill and other intangible assets deemed to have indefinite lives. Goodwill is to be evaluated for impairment using a two-step test. The first step consists of a review for potential impairment, while the second step, if required, calculates the amount of impairment, if any. Upon adoption of this standard, AT&T Wireless Services completed a transitional impairment test for its acquired goodwill, determining fair value using primarily a discounted cash flow model. AT&T Wireless Services determined that it has one reporting unit for purposes of testing goodwill, and therefore, the discounted cash flow model was largely a function of the cash flows of the enterprise. The determined fair value of the transitional impairment test was sufficient to pass the first step of the impairment test, and therefore, the second step was not performed and no impairment was recorded. The premise of the discounted cash flow model was based upon AT&T Wireless Services' internal plans related to the future cash flows of its primary assets. The model assumed no step-up in basis of the assets and depreciation was carried over at current levels. In order to assess the fair value of AT&T Wireless Services in its entirety, following the calculation of the discounted cash flows of its primary assets, the fair value of the interest-bearing debt was deducted and the fair values of the assets not contributing to the discounted cash flows of AT&T Wireless Services' primary assets, primarily unconsolidated subsidiaries, were added to derive the fair value of AT&T Wireless Services' total net assets. However, this method of determining fair value would not have necessarily equated to the implied fair value that might have been derived from using the market price of AT&T Wireless Services common stock.

   AT&T Wireless Services also completed a transitional impairment test for U.S. licensing costs, calculating fair value using primarily a discounted cash flow model, and determined that there was no impairment to be recorded. The discounted cash flow model estimates the required resources and eventual returns from the build out of an operational network and acquisitions of customers, starting with only FCC licenses. In this manner, the cash flows are isolated as specifically pertaining to the FCC licenses. A majority of the U.S. licensing costs were tested for impairment on an aggregate basis, which is consistent with the management of the business and national scope of operations.

   During the first quarter of 2002, AT&T Wireless Services recorded a cumulative effect of change in accounting principle of $166, net of tax, associated with its portion of transitional impairment charges recognized by its equity method unconsolidated subsidiaries upon adoption of SFAS No. 142. Of the total aftertax charge, $72 and $7 represented AT&T Wireless Services' proportionate share of impairments recognized by TeleCorp of its licensing costs and goodwill, respectively. The remaining $87 represented AT&T Wireless Services' proportionate share of an impairment of licensing costs recognized by American Cellular Corporation (ACC). See Note 4 for additional impairment charges recognized by AT&T Wireless Services' equity method unconsolidated subsidiaries subsequent to adoption.

   On a prospective basis, AT&T Wireless Services is required to test both acquired goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, for impairment on an annual basis based upon a fair value approach. Additionally, goodwill must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If AT&T Wireless Services' market value continues to be less than its book value for an extended period of time, it could trigger the need for impairment tests of acquired goodwill between annual tests. Other indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. During the third quarter of 2002, AT&T Wireless Services completed its annual impairment tests for both acquired goodwill and U.S. licensing costs using methodologies consistent with those applied for its transitional impairment tests performed as of January 1, 2002. Such testing resulted in no impairment charge to goodwill, as the determined fair value was again sufficient to pass the first step impairment test.

   AT&T Wireless Services believes that a discounted cash flow model is the best measure of fair value for its reporting unit. However, the average trading values of AT&T Wireless Services common stock for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002, were $8.52,
$5.65, $4.22, and $6.68, respectively, reflecting a market capitalization that is significantly lower than the fair value determined using discounted cash flows. If market prices were used to derive the fair value of the reporting unit, such values would need to consider other items that may affect the fair value of the reporting unit as a whole, such as a control premium. If this method was used and AT&T Wireless Services failed to pass the first step of the impairment test, it is reasonably possible that a goodwill impairment would result. While AT&T Wireless Services does not use its market price to determine the fair value of its reporting unit, AT&T Wireless Services expects convergence between its market capitalization and discounted cash flow valuation to occur over time. If this does not occur, it may signal the need for impairment charges.

   The first annual reassessment of AT&T Wireless Services' licensing costs resulted in a total pretax impairment charge of $1,329. See Note 4 for further information regarding these tests.

   The following table provides a reconciliation of the reported net (loss) income available to common shareholders to an adjusted (loss) income before cumulative effect of change in accounting principle and basic and diluted earnings per share assuming that SFAS No. 142 had been adopted as of January 1, 2000:

                                                                                   For the Years Ended
                                                                                       December 31,
                                                                                  ----------------------
                                                                                    2002    2001   2000
                                                                                  -------  ------  -----
Reported net (loss) income available to common shareholders...................... $(2,342) $ (963) $ 528
Accretion of mandatorily redeemable preferred stock..............................      18      --     --
Dividend requirements on preferred stock held by AT&T, net.......................      --      76    130
                                                                                  -------  ------  -----
Net (loss) income................................................................  (2,324)   (887)   658
Cumulative effect of change in accounting principle, net of tax..................     166      --     --
                                                                                  -------  ------  -----
Reported (loss) income before cumulative effect of change in accounting principle  (2,158)   (887)   658
Add back amortization, net of tax:
Goodwill.........................................................................      --     105     66
Licensing costs..................................................................      --     233    169
Excess net book value of equity method unconsolidated subsidiaries...............      --      40     15
                                                                                  -------  ------  -----
Adjusted (loss) income before cumulative effect of change in accounting principle $(2,158) $ (509) $ 908
                                                                                  =======  ======  =====
Basic and diluted earnings per share:
Reported net (loss) income available to common shareholders...................... $ (0.87) $(0.38) $0.21
Accretion of mandatorily redeemable preferred stock..............................      --      --     --
Dividend requirements on preferred stock held by AT&T, net.......................      --    0.03   0.05
                                                                                  -------  ------  -----
Net (loss) income................................................................   (0.87)  (0.35)  0.26
Cumulative effect of change in accounting principle, net of tax..................   (0.06)     --     --
                                                                                  -------  ------  -----
Reported (loss) income before cumulative effect of change in accounting principle   (0.81)  (0.35)  0.26
Add back amortization, net of tax:
Goodwill.........................................................................      --    0.04   0.03
Licensing costs..................................................................      --    0.09   0.07
Excess net book value of equity method unconsolidated subsidiaries...............      --    0.02   0.01
                                                                                  -------  ------  -----
Adjusted (loss) income before cumulative effect of change in accounting principle $ (0.81) $(0.20) $0.37
                                                                                  =======  ======  =====

   The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

        Balance as of December 31, 2001.......................... $4,712
        Goodwill acquired during the year ended December 31, 2002  2,487
                                                                  ------
        Balance as of December 31, 2002.......................... $7,199
                                                                  ======

   Intangible assets with indefinite lives at December 31, 2002, consisted of U.S. licensing costs of $13,949. Amortizable intangible assets at December 31, 2002, consisted of customer lists of $595, net of accumulated amortization of $251. Customer lists are being amortized on a straight-line basis over five years. Pretax amortization expense associated with customer lists for the year ended December 31, 2002, totaled $118. The aggregate pretax amortization expense associated with customer lists for the years ended December 31, 2003, 2004, 2005, 2006, and 2007 are estimated to be $118, $112, $85, $25, and $4, respectively.

4.  Impairment Charges

  Impairment of Licensing Costs of Consolidated Subsidiaries

   As discussed in Note 3, SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair values of the goodwill and other indefinite-lived intangible assets with their carrying amounts.

   AT&T Wireless Services completed its annual impairment tests for both goodwill and U.S. licensing costs during the third quarter of 2002, using methodologies consistent with those applied at the time of the initial adoption of SFAS No. 142 on January 1, 2002. Such testing resulted in no impairment charge to goodwill in the third quarter of 2002. FCC licenses that support AT&T Wireless Services' U.S. strategic plan, which represent a majority of the licensing costs' carrying value, were aggregated and valued using a discounted cash flow model. The remaining non-strategic licenses were valued on a license-by-license basis using primarily comparative market transaction data to determine a fair value. These tests resulted in a total pretax impairment charge of $1,329, which was recorded in Impairment of licensing costs during the third quarter of 2002. AT&T Wireless Services believes that the declines in the fair value of its licenses are due principally to uncertainty about industry prospects in light of continuing price competition, slowing subscriber growth, and the continued weakness of the U.S. economy.

  Impairment of Licensing Costs of Equity Method Unconsolidated Subsidiaries

   AT&T Wireless Services recognized pretax losses of $349 in the third quarter of 2002 associated with its portion of impairment charges recognized by its equity method unconsolidated subsidiaries as a result of their annual impairment tests of licensing costs as required by SFAS No. 142. These pretax losses consisted of $240, $84, and $25 of AT&T Wireless Services' proportionate share of impairments of licensing costs recognized by Cascade Wireless, LLC (Cascade), Alaska Native Wireless, LLC (ANW), and Lewis and Clark Communications, LLC, respectively. These charges are included in Net equity (losses) earnings from investments in unconsolidated subsidiaries.

  Impairment Charges of Equity Method Unconsolidated Subsidiaries

   During the third quarter of 2002, AT&T Wireless Services performed its annual impairment review of its significant investments in and advances to unconsolidated subsidiaries. As a result, AT&T Wireless Services recognized $464 of pretax impairment charges due to declines in the fair values of several equity method unconsolidated subsidiaries that management deemed to be other than temporary. The majority of the total pretax charge represented impairments of investments in Rogers Wireless Communications Inc. (Rogers Wireless), EuroTel Praha, spol. s.r.o., and BPL Cellular Ltd. of $232, $185, and $24, respectively. These charges are included in Net equity (losses) earnings from investments in unconsolidated subsidiaries.

   During the second quarter of 2002, AT&T Wireless Services recognized a $120 pretax impairment charge in Net equity (losses) earnings from investments in unconsolidated subsidiaries associated with its investment in ACC Acquisition LLC, which is the parent company of ACC. This impairment represented a write-off of AT&T Wireless Services' remaining investment balance. The impairment charge was recognized due to a reassessment of the fair value of AT&T Wireless Services' investment following ACC's failure to comply with the total debt leverage ratio covenant contained in ACC's bank credit facility.

   During the fourth quarter of 2001, AT&T Wireless Services recognized $107 of pretax impairment charges in Net equity (losses) earnings from investments in unconsolidated subsidiaries associated with declines in the fair values of AT&T Wireless Services' equity method unconsolidated investments in Rogers Wireless and BPL Cellular Ltd. of $63 and $44, respectively, as management deemed these declines to be other than temporary.

  Impairment Charges of Cost Method Unconsolidated Subsidiaries

   During the third quarter of 2002, AT&T Wireless Services recognized a $187 pretax impairment charge related to its cost method investment in Dobson Communications Corporation (Dobson) due to a decline in fair value of the investment that management deemed to be other than temporary. Of the total pretax charge, $173 related to AT&T Wireless Services' investment in Dobson's Series AA preferred stock and $14 to AT&T Wireless Services' remaining investment in Dobson's common stock. Additionally, in the first quarter of 2002, AT&T Wireless Services recorded a pretax impairment charge of $57 related to its common stock investment in Dobson due to a decline in the quoted market price of Dobson's common stock that management deemed to be other than temporary. These losses are included in Other (expense) income. See Note 9 for a discussion of the transaction involving AT&T Wireless Services' investment in Dobson's Series AA preferred stock.

5.  Discontinued Operations

   In December 2001, AT&T Wireless Services finalized plans and received approval from its board of directors to exit the fixed wireless business. This decision resulted in a pretax charge of $1.3 billion during the fourth quarter of 2001, reflecting a write-down of assets and the impact of phased exit charges. AT&T Wireless Services completed the disposal of the fixed wireless business during 2002.

   In accordance with APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," the consolidated financial statements of AT&T Wireless Services reflect the fixed wireless business as discontinued operations for all periods presented. Accordingly, the revenue, costs and expenses, assets, and cash flows of the fixed wireless business have been excluded from the respective captions in the statements of operations, balance sheets, and statements of cash flows and have been reported as Income (loss) from discontinued operations, net of applicable taxes; as Assets of discontinued operations; and as Net cash used in discontinued operations for all periods presented.

   Revenue from discontinued operations was $1, $19, and $2 for 2002, 2001, and 2000, respectively. Assets of discontinued operations were $0 and $88 as of December 31, 2002 and 2001, respectively. Total assets as of December 31, 2001, were primarily composed of licensing costs and property, plant, and equipment. The liabilities of the fixed wireless business, including liabilities associated with the disposal and phased exit charges of the fixed wireless business, are not reflected within discontinued operations in AT&T Wireless Services' balance sheets, as these liabilities have not been assumed by third parties. Accordingly, the cash flows associated with the disposal and phased exit charges have been reflected in Net cash provided by operating activities of continuing operations within the statements of cash flows. Gain (loss) on disposal of discontinued business for the fourth quarter of 2001, included $74 for estimated pretax losses during the phase-out period, which were all recognized as of December 31, 2002.

   During the first, second, and third quarters of 2002, AT&T Wireless Services recorded aftertax gains on disposal of the fixed wireless business totaling $12, $27, and $8, respectively. The gains consisted of adjustments to the recoverability of assets and accruals associated with exit costs from the fixed wireless business and are reflected in Gain (loss) on disposal of discontinued business.

   On February 12, 2002, AT&T Wireless Services completed the sale of certain fixed wireless assets to Netro Corporation (Netro), a company that is engaged in a business substantially different from AT&T Wireless Services' fixed wireless business. Netro paid $16 in cash and issued 8.2 million shares of Netro common stock to acquire a license to intellectual property, equipment, and proprietary software assets. As a result of the transaction, AT&T Wireless Services owned approximately 13.5 percent of Netro's outstanding common stock. During the second half of 2002, AT&T Wireless Services sold a portion of its Netro common shares, which reduced its ownership percentage of Netro's outstanding common stock to approximately 2 percent as of December 31, 2002.

6.  NTT DoCoMo Investment

   In January 2001, NTT DoCoMo, Inc. (DoCoMo), a leading Japanese wireless communications company, invested $9.8 billion in a security of AT&T that, like AT&T Wireless Group tracking stock, was intended to reflect a portion of the financial performance and economic value of AT&T Wireless Group. AT&T Wireless Services was allocated $6.1 billion of the net proceeds from AT&T. AT&T retained the remaining $3.6 billion of the net DoCoMo investment proceeds as consideration for the reduction in AT&T's retained portion of AT&T Wireless Services' value. In conjunction with the split-off, DoCoMo's investment was converted into 406 million shares, or approximately 16 percent, of AT&T Wireless Services' common stock. These shares were recorded at their fair value as of the date of the split-off due to redemption rights held by DoCoMo and are reflected as Mandatorily redeemable common stock as of December 31, 2002 and 2001. The redemption values of these shares as of December 31, 2002 and 2001 were approximately $10.7 billion and $10.1 billion, respectively. As part of its January 2001 investment, DoCoMo also received warrants with an exercise price of $35 per AT&T Wireless Group tracking share equivalent, which, in conjunction with the split-off, were converted into warrants to purchase AT&T Wireless Services' common stock at $35 per share. Prior to an amendment to the warrant terms in December 2001, these warrants were considered to be derivative financial instruments and were adjusted to their fair value through AT&T Wireless Services' results of operations. In December 2001, the terms of the warrants were amended, which resulted in the fair value of the warrants as of the amendment date to be reclassified from Other long-term liabilities to Additional paid-in capital. Additionally, this amendment eliminated future fair value adjustments. See Note 9 for discussion of DoCoMo's exercise of their preemptive right in conjunction with AT&T Wireless Services' acquisition of TeleCorp. See Note 20 for a discussion of DoCoMo's redemption rights, which were amended in December 2002.

7.  Supplementary Financial Information


                                                                                      For the Years Ended
                                                                                         December 31,
  Supplementary Statement of Operations Information                                 ----------------------
                                                                                     2002    2001    2000
                                                                                    ------  ------  ------
DEPRECIATION AND AMORTIZATION
Depreciation....................................................................... $2,366  $1,760  $1,245
Amortization of licensing costs....................................................     --     378     274
Amortization of goodwill...........................................................     --     135      73
Amortization of internal-use software and other intangible assets..................    385     229      47
                                                                                    ------  ------  ------
Total depreciation and amortization................................................ $2,751  $2,502  $1,639
                                                                                    ======  ======  ======
OTHER (EXPENSE) INCOME
Interest income.................................................................... $   74  $  278  $  146
Net gains on sale/exchange of assets, businesses, and investments in unconsolidated
  subsidiaries.....................................................................     42      --     362
Net revaluation of securities......................................................     --      73      --
Minority interests in consolidated subsidiaries....................................     (2)     24      28
Losses from impairment of cost method unconsolidated subsidiaries..................   (245)    (20)     --
Losses on early extinguishment of debt.............................................    (20)     --      --
Miscellaneous, net.................................................................     28      19      (2)
                                                                                    ------  ------  ------
Total other (expense) income....................................................... $ (123) $  374  $  534
                                                                                    ======  ======  ======
DEDUCTED FROM INTEREST EXPENSE
Capitalized Interest............................................................... $   95  $  141  $  123


                                                             At December 31,
     Supplementary Balance Sheet Information                ----------------
                                                              2002     2001
                                                            -------  -------
   PROPERTY, PLANT, AND EQUIPMENT, NET
   Wireless communications systems and other equipment..... $22,474  $17,105
   Land, buildings, and improvements.......................     804      622
   Internal-use software...................................     795      606
                                                            -------  -------
   Total property, plant, and equipment....................  24,073   18,333
   Accumulated depreciation and amortization...............  (7,810)  (5,377)
                                                            -------  -------
   Property, plant, and equipment, net..................... $16,263  $12,956
                                                            =======  =======
   ACCUMULATED OTHER COMPREHENSIVE LOSS
   Net revaluation of investments, net of tax.............. $    --  $   (20)
   Net revaluation of financial instruments, net of tax....     (66)     (70)
   Net foreign currency translation adjustments, net of tax       8      (15)
                                                            -------  -------
   Accumulated other comprehensive loss, net of tax........ $   (58) $  (105)
                                                            =======  =======


                                                                                       For the Years Ended
                                                                                          December 31,
  Supplementary Cash Flow Information                                                  ------------------
                                                                                       2002  2001   2000
                                                                                       ---- ------ ------
Interest payments, net of amounts capitalized......................................... $600 $  202 $   85
Income tax payments (refunds).........................................................   89    130   (202)
Reclassification of mandatorily redeemable common stock and warrants held by
  DoCoMo effective with the split-off.................................................   --  7,824     --
Reclassification of common stock warrants held by DoCoMo to additional paid-in capital   --     88     --
Non-cash additions to property, plant, and equipment..................................  446    623    689
Non-cash contributions from AT&T for acquisitions and initial investments in ventures
  and partnerships....................................................................   --     --    539
Recapitalization of long-term debt due to AT&T into preferred stock held by AT&T......   --     --  2,000

8.  Earnings per Share

   The following table presents the computation of basic and diluted (loss) earnings per share:

                                                                             For the Years Ended
                                                                                December 31,
                                                                          ------------------------
                                                                            2002     2001    2000
                                                                          -------  -------  ------
(Loss) income from continuing operations................................. $(2,205) $   200  $  828
Less: Accretion of mandatorily redeemable preferred stock................      18       --      --
Dividend requirements on preferred stock held by AT&T, net...............      --       76     130
                                                                          -------  -------  ------
(Loss) income from continuing operations available to common shareholders  (2,223)     124     698
Income (loss) from discontinued operations...............................      47   (1,087)   (170)
Cumulative effect of change in accounting principle......................    (166)      --      --
                                                                          -------  -------  ------
Net (loss) income available to common shareholders....................... $(2,342) $  (963) $  528
                                                                          =======  =======  ======
Weighted average common shares outstanding(1)............................   2,686    2,530   2,530
Net effect of dilutive stock options(2)..................................      --        2       2
                                                                          -------  -------  ------
Weighted average common shares and equivalents outstanding...............   2,686    2,532   2,532
                                                                          =======  =======  ======
(Loss) income per basic and diluted share:
(Loss) income from continuing operations available to common shareholders $ (0.82) $  0.05  $ 0.28
Income (loss) from discontinued operations...............................    0.01    (0.43)  (0.07)
Cumulative effect of change in accounting principle......................   (0.06)      --      --
                                                                          -------  -------  ------
Net (loss) income available to common shareholders....................... $ (0.87) $ (0.38) $ 0.21
                                                                          =======  =======  ======

--------
(1) Weighted average common shares outstanding for periods prior to the split-off assume that all of the shares outstanding effective with the split-off, including the 406 million shares issued to DoCoMo, were outstanding for those periods.
(2) The effect of dilutive stock options was determined under the treasury stock method. Due to the loss recognized from continuing operations during the year ended December 31, 2002, the effect of dilutive stock options and the 41.7 million warrants issued to DoCoMo in January 2001 (see Note 6) were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share. As of December 31, 2002, 2001, and 2000 there were 212 million, 139 million, and 130 million, respectively, AT&T Wireless Services common stock options outstanding as well as the warrants issued to DoCoMo that were anti-dilutive and therefore were excluded from the calculation of diluted earnings per share.

9.  Acquisitions and Dispositions

   During 2002, 2001, and 2000, AT&T Wireless Services completed certain transactions as part of its overall strategy to expand its wireless footprint and divest itself of non-strategic interests. Net pretax gains included in Other (expense) income related to these transactions were $42, $0, and $362 in 2002, 2001, and 2000, respectively. Net aftertax gains included in Net equity (losses) earnings from investments in unconsolidated subsidiaries were $0, $298, and $372 in 2002, 2001, and 2000, respectively.

  Acquisitions of Businesses

   The following tables present information about significant acquisitions by AT&T Wireless Services for the years ended December 31, 2002 and 2000. There were no significant acquisitions made by AT&T Wireless Services during the year ended December 31, 2001. All of the following acquisitions were accounted for as purchases. The results of each entity acquired have been included in the consolidated financial statements of AT&T Wireless Services since their respective acquisition dates.

   For the Year Ended December 31, 2002:

                         Assets (Liabilities) Acquired

                                                                             Long-
                                                                              Term
                                                            Net     Long-   Deferred
                Purchase Licensing Customer     Other     Tangible  Term      Tax
                Price(1)   Costs    Lists   Consideration  Assets   Debt     Asset   Goodwill
                -------- --------- -------- ------------- -------- -------  -------- --------
TeleCorp PCS,
  Inc(2).......  $2,414   $1,952     $94        $(460)      $985   $(2,756)   $112    $2,487
Philadelphia(3)     285      170      31           84         --        --      --        --

   For the Year Ended December 31, 2000:

                         Assets (Liabilities) Acquired

                                                        Net
                                                     Tangible
                       Purchase Licensing Customer    Assets
                       Price(1)   Costs    Lists   (Liabilities) Goodwill
                       -------- --------- -------- ------------- --------
       Los Angeles(4).  $3,555   $2,170     $202       $191        $992
       Houston(5).....     984      580       15        (28)        417
       CMT Partners(6)   1,805      910      100        207         588
       Wireless One(7)     859      550       19         67         223
       Others(8)......   1,469      857       32        185         395

--------
(1) Purchase price includes cash, the fair value of AT&T Wireless Services common stock and mandatorily redeemable preferred stock issued, and the fair value of assets exchanged, as applicable.

(2) On February 15, 2002, AT&T Wireless Services acquired the remaining 77 percent of TeleCorp that it did not previously own. (See Note 10 for further discussion of AT&T Wireless Services' previously owned equity investment in TeleCorp.) As a result of the closing of the acquisition, AT&T Wireless Services no longer treats its previously owned interest in TeleCorp as an equity method unconsolidated subsidiary. The purchase of TeleCorp was consistent with AT&T Wireless Services' strategy to expand its footprint in major markets in North America through acquisitions of wireless carriers where there were opportunities to improve operating results. TeleCorp provided wireless voice services in portions of the Midwestern and Southeastern United States, which complemented AT&T Wireless Services' footprint of licenses and service territory in the United States.

   The acquisition of TeleCorp has been accounted for in accordance with SFAS No. 141, "Business Combinations." The aggregate purchase price totaled $2,414 including $2,266 of AT&T Wireless Services common stock issued (146 million shares), $133 of AT&T Wireless Services mandatorily redeemable preferred stock issued (233,000 shares), and $15 in cash. The fair value of the 146 million common shares issued was determined based upon the average market price of AT&T Wireless Services common stock over the five-day trading period before and after the terms of the acquisition were agreed to and announced. The fair value of the mandatorily redeemable preferred stock issued was based upon the present value of future discounted cash flows as of the acquisition date.

   In accordance with SFAS No. 142, goodwill and U.S. licensing costs related to TeleCorp will not be amortized. Instead, AT&T Wireless Services tested these items for impairment as part of its annual impairment test of goodwill and U.S. licensing costs in the third quarter of 2002 (see Notes 3 and 4). None of the goodwill recorded is deductible for tax purposes. Customer lists are being amortized over five years on a straight-line basis. Other consideration associated with the acquisition included the following items:
   (1) $208 of AT&T Wireless Services' unconsolidated investment balance which represented its 23 percent ownership interest in TeleCorp immediately prior to the acquisition; (2) $318 of notes receivable made to

   TeleCorp, including $100 made in January 2002, which, subsequent to the acquisition, were terminated; and (3) elimination of AT&T Wireless Services' long-term and short-term liabilities totaling $66 associated with deferred brand revenue from TeleCorp which existed as of the acquisition date.

   In conjunction with AT&T Wireless Services' acquisition of TeleCorp, DoCoMo exercised its preemptive right to acquire the maximum number of shares to which it was entitled, pursuant to the Investor Agreement between AT&T Wireless Services and DoCoMo. As a result, AT&T Wireless Services issued
   26.7 million shares to DoCoMo in February 2002 and recorded cash proceeds of $382. These shares issued to DoCoMo are not subject to the redemption rights under AT&T Wireless Services' Investor Agreement with DoCoMo and therefore are not presented as Mandatorily redeemable common stock.

(3) On April 1, 2002, AT&T Wireless Services completed its acquisition of the remaining 49 percent minority interest in the Philadelphia market owned by Exelon Corp. for $285 in cash. In addition, during the first quarter of 2002, Exelon Corp. made a capital contribution of demand notes in the net amount of $85 payable by AT&T Wireless Services to Exelon Corp., resulting in AT&T Wireless Services' due on demand notes payable being reclassified to minority interest as an equity contribution during the first quarter of 2002. The acquisition of the remaining 49 percent interest was treated as a step-acquisition, in accordance with SFAS No. 141. Other consideration includes the reduction of the minority interest liability previously recorded by AT&T Wireless Services as this market was consolidated by AT&T Wireless Services prior to the acquisition of the remaining 49 percent interest.

(4) In November 1998, AT&T Wireless Services and BellSouth combined their jointly owned cellular properties in Los Angeles, Houston, and Galveston, Texas, plus cash, to form AB Cellular Holding, LLC (AB Cellular), which owned, controlled, and supervised all three properties. AT&T Wireless Services held a 55.62 percent equity interest in AB Cellular with only a 50 percent voting interest; therefore, this investment was accounted for under the equity method. Pursuant to the AB Cellular Limited Liability Company Agreement, there were redemption provisions that allowed BellSouth, commencing in December 2000, to alter the ownership structure of AB Cellular pursuant to one of three options. On December 4, 2000, BellSouth announced its election to have AB Cellular exercise its option to redeem AT&T Wireless Services' 55.62 percent equity interest. On December 29, 2000, AB Cellular completed the redemption of AT&T Wireless Services' 55.62 percent equity interest in AB Cellular, and in exchange, AT&T Wireless Services received 100 percent of the net assets of the Los Angeles cellular property. As a result of the redemption, AB Cellular recognized a significant gain on the transaction based on the estimated fair value of the net assets of the Los Angeles cellular property on the date of redemption. AT&T Wireless Services' net equity earnings for the year ended December 31, 2000, included $372, aftertax, reflecting its proportionate share of the gain. The net assets of the Los Angeles cellular property were recorded at fair value by AT&T Wireless Services and resulted in a pretax loss of $184, which was included in Other (expense) income. As a result of this transaction, AT&T Wireless Services' results for the year ended December 31, 2000, included a non-cash reduction to investments of $3,756 associated with the redemption of its equity interest in AB Cellular.

(5) On December 29, 2000, AT&T Wireless Services completed the acquisition of a wireless system in Houston for cash.

(6) On June 29, 2000, AT&T Wireless Services completed the acquisition of Vodafone Airtouch plc's 50 percent partnership interest in CMT Partners (the Bay Area Properties), which holds a controlling interest in five Bay Area markets including San Francisco and San Jose, for cash, thereby giving AT&T Wireless Services a 100 percent ownership interest in this partnership. Prior to consummation of this transaction, AT&T Wireless Services' 50 percent ownership interest in CMT Partners was accounted for as an equity method unconsolidated subsidiary. As a result of the transaction, $190 was reclassified from investments to goodwill during the year ended December 31, 2000.

(7) On June 1, 2000, AT&T Wireless Services completed its acquisition of the assets of Wireless One Network, L.P. for cash, acquiring wireless systems in northwest and southwest Florida.

(8) Other 2000 acquisitions included wireless systems acquired in San Diego, Indianapolis, and several New England markets. See Note 10 for further discussion of the transaction related to the purchase of the wireless systems in the New England markets.

   The following unaudited pro forma consolidated results of operations for the years ended December 31, 2002, 2001, and 2000 assume the TeleCorp acquisition had been completed on January 1, 2001, and the Los Angeles, Houston, Bay Area Properties, Wireless One, San Diego, and Indianapolis acquisitions had been completed on January 1, 2000:

                                                                    For the Years Ended December 31,
                                                                    --------------------------------
                                                                      2002        2001      2000
                                                                     -------     -------    -------
                                                                           (Unaudited)
Revenue............................................................ $15,716     $14,220    $12,237
(Loss) income before cumulative effect of change in accounting
  principle available to common shareholders....................... $(2,244)    $(1,284)   $   280
(Loss) income before cumulative effect of change in accounting principle available to common shareholders per share--basic and
  diluted.......................................................... $ (0.83)    $ (0.47)   $  0.11
Net (loss) income available to common shareholders................. $(2,331)    $(1,284)   $   280
Net (loss) income available to common shareholders per share--basic
  and diluted...................................................... $ (0.86)    $ (0.47)   $  0.11

   Unaudited pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

  Dispositions of Assets and Investments in Unconsolidated Subsidiaries

   During the fourth quarter of 2002, AT&T Wireless Services sold wireless licenses in Norfolk, Richmond, and Roanoke, Virginia, to Triton PCS, Inc. for $65 in cash. AT&T Wireless Services recognized a pretax gain of $38 upon closing of the sale, which was recorded in Other (expense) income. See Note 10 for further discussion of AT&T Wireless Services' equity investment in Triton PCS Holding, Inc., the parent company of Triton PCS, Inc.

   In April 2001, AT&T completed the sale of its interest in Japan Telecom for approximately $1.35 billion in cash. AT&T attributed $0.5 billion of the net aftertax proceeds from the sale to AT&T Wireless Services. AT&T Wireless Services recognized an aftertax gain of $298 associated with the transaction, which was recorded in Net equity (losses) earnings from investments in unconsolidated subsidiaries.

   In June 2000, AT&T Wireless Services sold its interest in two equity method unconsolidated subsidiaries for cash, resulting in pretax gains of $141, which were recorded in Other (expense) income.

  Pending Transactions

   On December 24, 2002, AT&T Wireless Services executed a definitive agreement with a subsidiary of Dobson to transfer AT&T Wireless Services' wireless properties in the Anchorage, Alaska Metropolitan Service Area (MSA), and Alaska Rural Service Area (RSA) No. 2 markets, which include a population of over 430,000. In addition, AT&T Wireless Services will transfer to Dobson its shares of Dobson Series AA preferred stock, which AT&T Wireless Services purchased in February 2001. In exchange, AT&T Wireless Services will receive Dobson's wireless properties in the Santa Cruz, California MSA, and California RSA No. 4 markets, which include a population of over 640,000. The transaction remains subject to federal regulatory approvals and certain other conditions.

10.  Investments in and Advances to Unconsolidated Subsidiaries

   AT&T Wireless Services holds investments in and has made advances to ventures and partnerships that provide AT&T Wireless Services access to additional U.S. and international wireless markets. Substantially all of these investments are accounted for under the equity method.

   At December 31, 2002 and 2001, AT&T Wireless Services had equity method unconsolidated subsidiaries of $2,185 and $3,420, respectively, of which $1,495 and $1,853, respectively, related to international investments. The year-over-year decline in investment balances is primarily a result of AT&T Wireless Services' proportionate share of impairment charges recognized by equity method unconsolidated subsidiaries as well as impairment charges AT&T Wireless Services recognized on its investments in equity method unconsolidated subsidiaries. Additionally, the acquisition of TeleCorp resulted in AT&T Wireless Services no longer treating its previously owned interest in TeleCorp as an equity method unconsolidated subsidiary. Prior to January 1, 2002, pretax amortization of excess carrying value of $65 and $25 in 2001 and 2000, respectively, is reflected as a component of Net equity (losses) earnings from investments in unconsolidated subsidiaries. As discussed in Note 3, in accordance with SFAS No. 142 adopted on January 1, 2002, AT&T Wireless Services no longer amortizes goodwill and other indefinite-lived intangible assets, including the excess net book value associated with equity method unconsolidated subsidiaries. At December 31, 2002 and 2001, the carrying value of investments accounted for under the equity method exceeded AT&T Wireless Services' share of the underlying reported net assets by $891 and $1,207, respectively. AT&T Wireless Services received cash distributions from its equity method unconsolidated subsidiaries of $343, $659, and $201 for the years ended December 31, 2002, 2001, and 2000, respectively. The cash distributions for the year ended December 31, 2002, primarily included distributions from ANW as a result of the amendment to the terms of the venture with ANW during 2002 (see Note 20). The cash distributions for the year ended December 31, 2001, primarily included the cash proceeds associated with the sale of AT&T Wireless Services' interest in Japan Telecom (see Note 9).

  Equity Method Unconsolidated Subsidiaries

   Ownership of significant equity method unconsolidated subsidiaries is as follows:

                                                          At December 31,
                                                     ---------------
                                                       2002       2001
                                                     -----      -----
        U.S.
        ACC Acquisition LLC......................... 50.00%(1)  50.00%(1)
        Alaska Native Wireless, LLC................. 38.18%(2)  38.18%(2)
        Cascade Wireless, LLC....................... 85.00%(3)  85.00%(3)
        Cincinnati Bell Wireless, LLC............... 19.90%(4)  19.90%(4)
        TeleCorp PCS, Inc...........................   N/A(5)   22.85%(5)
        Triton PCS Holdings, Inc.................... 15.49%(6)  15.68%(6)
        International
        BPL Cellular Ltd (India).................... 49.00%     49.00%
        EuroTel Bratislava a.s (Slovakia)........... 24.50%     24.50%
        EuroTel Praha, spol. s.r.o. (Czech Republic) 24.50%     24.50%
        Far EasTone Telecommunications, Ltd (Taiwan) 22.74%     22.74%
        IDEA Cellular Ltd (India)................... 32.79%(7)  33.00%(7)
        Rogers Wireless Communications Inc. (Canada) 34.28%(8)  34.35%(8)

--------
(1) In February 2000, AT&T and Dobson acquired ACC, through a joint venture, ACC Acquisition LLC, for approximately $2.4 billion. AT&T contributed its interest in the joint venture to AT&T Wireless Services as of the date of the acquisition. The acquisition was funded with non-recourse bank debt by the joint venture and cash equity contributions of approximately $400 from each of the two partners. See Note 4 for discussion of the impairment charge recognized on this investment associated with ACC's failure to comply with the total debt leverage ratio covenant contained in ACC's bank credit facility.
(2) During November 2000, AT&T Wireless Services joined with others in the formation of a venture, ANW, which participated in the FCC's Auction 35 of license spectrum in the 1900-megahertz band. In November 2002, due to the extent of the delay and uncertainty surrounding Auction 35, AT&T Wireless Services and the other owners of ANW amended the terms of the venture. Pursuant to the amended terms, AT&T Wireless Services received certain distributions and revised certain commitments related to this joint venture. See Note 20 for further discussion of the amended terms of the venture and AT&T Wireless Services' outstanding commitments.
(3) On December 22, 2000, AT&T Wireless Services joined with others in the formation of Cascade. Upon formation of the entity, AT&T Wireless Services contributed $2.3 in cash to obtain an 85 percent non- controlling equity interest in the entity. During 2001, AT&T Wireless Services loaned approximately $180 to Cascade to finance various license purchases and operational activities. During the first quarter of 2002, AT&T Wireless Services advanced an additional aggregate of $251 to Cascade, which was then controlled by Wayne Perry, who at that time was a member of AT&T Wireless Services' board of directors. AT&T Wireless Services made the advance pursuant to contractual obligations entered into prior to Perry joining AT&T Wireless Services' board of directors. Cascade used these proceeds to finance the acquisition from third parties of licensed spectrum that AT&T Wireless Services was not eligible to own, as well as to fund operating requirements of Cascade. AT&T Wireless Services has entered into roaming and other agreements with Cascade, which allow AT&T Wireless Services' subscribers to roam in markets operated by Cascade. AT&T Wireless Services accounts for this investment under the equity method as AT&T Wireless Services has significant influence but does not have any voting rights with respect to this entity.
(4) AT&T Wireless Services accounts for its investment in Cincinnati Bell Wireless, LLC under the equity method, although its voting stock ownership percentage is less than 20 percent, as AT&T Wireless Services has the ability to appoint two out of five representatives on Cincinnati Bell Wireless, LLC's Member Committee and has entered into strategic alliances with Cincinnati Bell Wireless, LLC that indicate the ability to exercise significant influence.
(5) On November 13, 2000, TeleCorp completed its merger agreement with Tritel, Inc., as part of a stock transaction. Prior to that date, AT&T Wireless Services had ownership interests (assuming conversion of all convertible preferred shares to common) of 15.6 percent and 21.6 percent in TeleCorp and Tritel, Inc., respectively. In connection with the merger, AT&T Wireless Services contributed to TeleCorp, rights to acquire wireless licenses in Wisconsin and Iowa, paid approximately $20 in cash, and extended the term of its brand license agreement through July 2005, in exchange for approximately 9.3 million additional common shares in the newly combined company. In a separate transaction with TeleCorp in November 2000, AT&T Wireless Services completed an exchange of certain wireless licenses and rights to acquire additional licenses in several Wisconsin and Iowa markets, as well as made a cash payment of approximately $80. In return, AT&T Wireless Services received TeleCorp's PCS licenses and wireless systems in several New England markets. AT&T Wireless Services recognized a pretax gain of $379, which was recorded in Other (expense) income, associated with these transactions. The ownership percentage as of December 31, 2001, reflected AT&T Wireless Services' ownership of common stock, assuming conversion of all convertible preferred shares to common stock as of December 31, 2001. In addition, AT&T Wireless Services held redeemable preferred shares at December 31, 2001, which were not convertible to common stock at that time. On February 15, 2002, AT&T Wireless Services acquired the remaining 77 percent of TeleCorp that it did not previously own. See Note 9 for further information on this acquisition.
(6) AT&T Wireless Services accounts for its investment in Triton PCS Holding, Inc. under the equity method, although its voting stock ownership percentage is less than 20 percent, as it has significant non- voting preferred stock ownership and has entered into strategic alliances with Triton PCS Holding, Inc. that indicate the ability to exercise significant influence. The ownership percentages as of December 31, 2002 and 2001, reflect AT&T Wireless Services' ownership of common stock assuming conversion of all convertible preferred shares.
(7) During 2001, AT&T Wireless Services directly and through its previously owned interest in Birla AT&T Communications Ltd. completed two transactions that expanded AT&T Wireless Services' coverage area in the Indian states of Andhra Pradesh and Madhya Pradesh. These transactions were completed by the fourth quarter of 2001. As a result, AT&T Wireless Services' owns an approximate 33 percent interest in the merged entity, IDEA Cellular Ltd., formerly known as Birla Tata AT&T Ltd.
(8) During the first quarter of 2001, AT&T Wireless Services issued unsecured term notes to Rogers Wireless to pay for spectrum Rogers Wireless successfully bid upon in the Canadian spectrum auctions. In April 2001, Rogers Wireless effected a rights offering of its equity securities in which AT&T Wireless Services' joint venture with British Telecommunications plc, JVII, participated. The participation increased JVII's ownership interest in Rogers Wireless to 34.4 percent. AT&T Wireless Services funded the purchase on behalf of JVII by offsetting it against the unsecured, interest-bearing note made by AT&T Wireless Services. This transaction resulted in AT&T Wireless Services obtaining a controlling interest in JVII, as well as increasing its indirect ownership percentage in Rogers Wireless. On July 3, 2001, AT&T Wireless Services obtained British Telecommunications plc's interest in JVII for approximately $380 in cash. As a result of this acquisition, AT&T Wireless Services owns 100 percent of JVII, and, through JVII, holds an approximate 34.4 percent ownership interest in Rogers Wireless.

   See Note 3 for a discussion of the proportionate share of losses recognized by AT&T Wireless Services, reflected as a cumulative effect of change in accounting principle, associated with its equity method unconsolidated subsidiaries' initial adoption of SFAS No. 142 on January 1, 2002.

   See Note 4 for a discussion of AT&T Wireless Services' proportionate share of impairment charges recognized by its equity method unconsolidated subsidiaries associated with their annual impairment reviews as required by SFAS No. 142, as well as a discussion of impairment charges of equity method unconsolidated subsidiaries recognized by AT&T Wireless Services associated with declines in the fair value of several investments that management deemed to be other than temporary.

   See Note 23 for information regarding the impact of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities."

   The consolidated results of operations and the financial position of the significant equity method unconsolidated subsidiaries are summarized below.

  Condensed Income Statement Information

                                                                        For the Years
                                                                      Ended December 31,
                                                                   ------------------------
                                                                     2002    2001    2000
                                                                   -------  ------  -------
Revenue........................................................... $ 5,178  $8,545  $16,577
Operating income (loss)...........................................     175    (257)     319
(Loss) income before extraordinary items and cumulative effect of
  change in accounting principle..................................    (836)     29    1,123
Cumulative of effect of change in accounting principle, net of tax  (1,540)     (1)      --
                                                                   -------  ------  -------
Net (loss) income................................................. $(2,376) $   24  $ 1,123
                                                                   =======  ======  =======

   Condensed income statement information for 2002 includes the results of TeleCorp prior to its consolidation by AT&T Wireless Services in February 2002 (see Note 9), as well as the SFAS No. 142 impairments recognized by the investees, both as a cumulative effect of change in accounting principle upon adoption and impairments recognized associated with the investee's annual SFAS No. 142 impairment tests of U.S. licensing costs (see Notes 3 and 4). Condensed income statement information for 2001 includes the results of Japan Telecom prior to its sale in April 2001, as well as the aftertax gain of $298 recognized on the sale (see Note 9). Condensed income statement information for 2000 includes the results of AB Cellular and CMT Partners prior to their consolidation by AT&T Wireless Services, as well as the gain recognized by AB Cellular associated with the redemption of AT&T Wireless Services' equity interest in December 2000 (see Note 9).

  Condensed Balance Sheet Information

                                              At December 31,
                                              --------------
                                               2002    2001
                                              ------  -------
                   Current assets............ $1,857  $ 2,044
                   Noncurrent assets.........  9,927   18,586
                   Current liabilities.......  3,225    1,926
                   Noncurrent liabilities....  5,444   10,162
                   Redeemable preferred stock    196      648

   Current assets are composed primarily of cash, accounts receivable, and other current assets. Noncurrent assets are composed primarily of goodwill, property, plant, and equipment, and licensing costs. Current liabilities are composed primarily of operating accruals, accounts payable, and short-term debt. Noncurrent liabilities are composed primarily of long-term debt and deferred income taxes.

  Cost Method Unconsolidated Subsidiaries

   In February 2001, AT&T Wireless Services completed its purchase of $200 in Series AA preferred stock from Dobson, which has a liquidation preference of $1,000 per share and is exchangeable into Series A convertible preferred stock. If the Series AA preferred stock is exchanged into Series A convertible preferred stock, AT&T Wireless Services will increase its ownership interest in Dobson, on an as-converted-to-common-stock basis, from its current ownership of
5.0 percent to approximately 12.7 percent.

   See Note 4 for discussion of impairment charges recognized by AT&T Wireless Services related to its investment in Dobson.

   See Note 9 for discussion of a pending transaction involving AT&T Wireless Services' investment in Dobson's Series AA preferred stock.

11.  Income Taxes

   AT&T Wireless Services became a separate taxable entity effective with its split-off from AT&T in July 2001. Prior to the split-off, AT&T Wireless Services was not a separate taxable entity for federal and state income tax purposes and its results of operations were included in the consolidated federal and certain state income tax returns of AT&T and its affiliates, as described in Note 1. The following table shows the principal reasons for the difference between the effective income tax rate and the U.S. federal statutory income tax rate for AT&T Wireless Services' (Loss) income from continuing operations, excluding the taxes associated with Net equity (losses) earnings from investments in unconsolidated subsidiaries:

                                                               For the Years Ended December
                                                                        31,
                                                               ---------------------------
                                                                2002       2001     2000
                                                                -----      -----    -----
U.S. federal statutory income tax rate........................  35.0%      35.0%    35.0%
                                                                =====      =====    =====
Federal income tax (benefit) provision at statutory rate...... $(368)     $ 205    $ 240
State and local income taxes, net of federal income tax effect   (33)        18       19
Amortization of non-deductible goodwill.......................    --         42       20
Net revaluation of securities.................................    --        (25)      --
Sale of foreign unconsolidated subsidiary.....................    --         --      (31)
Change in valuation allowance and other estimates.............   446         58       --
Other differences, net........................................    10         13       (2)
                                                                -----      -----    -----
Provision for income taxes.................................... $  55      $ 311    $ 246
                                                                -----      -----    -----
Effective income tax rate.....................................  (5.2)%     53.0%    35.7%
                                                                =====      =====    =====
PROVISION (BENEFIT) FOR INCOME TAXES
CURRENT
   Federal.................................................... $ 240      $ (18)   $(284)
   State and local............................................    10         39      (61)
   Foreign....................................................     3          5       --
                                                                -----      -----    -----
                                                               $ 253      $  26    $(345)
                                                                -----      -----    -----
DEFERRED
   Federal.................................................... $(213)     $ 292    $ 505
   State and local............................................    15         (7)      86
                                                                -----      -----    -----
                                                               $(198)     $ 285    $ 591
                                                                -----      -----    -----
Provision for income taxes.................................... $  55      $ 311    $ 246
                                                                -----      -----    -----

   Income tax provisions associated with and included in Net equity (losses) earnings from investments in unconsolidated subsidiaries were $12, $13, and $243 for the years ended December 31, 2002, 2001, and 2000, respectively. See below for a discussion of deferred tax valuation allowances recorded in Net equity (losses) earnings from investments in unconsolidated subsidiaries during 2002.

   For the tax return period July 10, 2001, through December 31, 2001, AT&T Wireless Services incurred a tax net operating loss (NOL) of $1.3 billion. Under the tax-sharing agreement with AT&T, the net operating loss was carried back for a refund of taxes paid by AT&T, as the common parent of an affiliated group that included AT&T Wireless Services. A receivable was established in Shareholders' Equity in the amount of $461, with a corresponding increase to Additional paid-in capital. In January 2003, AT&T Wireless Services received $436 relating to the refund claim. The remaining $25 will be held in escrow pursuant to the terms of an agreement between AT&T and AT&T Wireless Services and will be reflected as a Receivable from former parent, AT&T, until distribution from the escrow.

   For the year ended December 31, 2002, AT&T Wireless Services estimates it generated a NOL of $2.8 billion. For certain of these losses that could be up to approximately $1.5 billion, AT&T Wireless Services will pursue a carryback claim for the tax benefits related to these losses, which can be offset against taxes paid by AT&T. The balance of any 2002 NOL not paid by AT&T can be carried forward to offset taxable income of AT&T Wireless Services in future years.

   The tax-sharing agreement between AT&T and AT&T Wireless Services provides that AT&T Wireless Services may not seek a refund for taxes relating back to periods before the split-off without AT&T's consent, and that such consent may not be unreasonably withheld. Federal tax laws generally provide that AT&T Wireless Services would only be entitled to a carryback benefit to the extent that the income of AT&T for the applicable carryback years is sufficient to absorb all of the carryback losses of AT&T and its affiliates in addition to the carryback losses of AT&T Wireless Services. The amount of the refund from AT&T for the 2002 net operating loss, if any, and the timing of any such payment cannot be determined with certainty at this time.

   Deferred income tax liabilities are taxes AT&T Wireless Services expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities.

   Deferred income tax liabilities and assets consist of the following:

                                                                   At December 31,
                                                                  ----------------
                                                                    2002     2001
                                                                  -------  -------
LONG-TERM DEFERRED INCOME TAX LIABILITIES
   Property, plant, and equipment, licensing costs, and goodwill. $(5,816) $(4,786)
   Investments in and advances to unconsolidated subsidiaries....     588        9
   Other.........................................................     (44)     (75)
                                                                  -------  -------
Total long-term deferred income tax liabilities.................. $(5,272) $(4,852)
                                                                  -------  -------
LONG-TERM DEFERRED INCOME TAX ASSETS
   Discontinued operations....................................... $    --  $   405
   Net operating loss/credit carryforwards.......................   1,776      110
   Valuation allowance...........................................    (292)     (15)
                                                                  -------  -------
Total net long-term deferred income tax assets................... $ 1,484  $   500
                                                                  -------  -------
Net long-term deferred income tax liabilities.................... $(3,788) $(4,352)
                                                                  =======  =======
CURRENT DEFERRED INCOME TAX ASSETS
   Discontinued operations....................................... $    --  $    99
   Employee benefits.............................................      29       11
   Reserves and allowances.......................................     194      109
   Other.........................................................       9        3
   Valuation allowance...........................................    (232)      --
                                                                  -------  -------
Total current deferred income tax assets......................... $    --  $   222
                                                                  -------  -------
Net current deferred income tax assets........................... $    --  $   222
                                                                  =======  =======

   At December 31, 2002, AT&T Wireless Services had net operating losses for federal and state income tax purposes of $1,354 and $387, respectively, at their respective rates, expiring beginning 2003 through 2022. AT&T Wireless Services also has federal tax credit carryforwards of $9 that expire between 2006 and 2022, and $29 that are not subject to expiration. The Internal Revenue Code's Section 382 places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes to a company's ownership occur. AT&T Wireless Services believes that its purchase of TeleCorp was a change in ownership pursuant to Section 382 of the Internal Revenue Code, and the net operating loss carryforwards of TeleCorp (approximately $463) are limited but potentially usable in future periods.

   The period of reversal for deferred tax liabilities related to licensing costs and goodwill can no longer be reasonably estimated due to the adoption of SFAS No. 142 on January 1, 2002 (see Note 3). As a result, AT&T Wireless Services may not rely on the reversal of deferred tax liabilities associated with licensing costs and goodwill as a means to realize AT&T Wireless Services' deferred tax assets, which primarily represent NOLs. Additionally, due to the lack of earnings history as an independent company and impairment charges recognized on AT&T Wireless Services' licensing costs and unconsolidated subsidiaries, it cannot rely on forecasts of future earnings as a means to realize its deferred tax assets. Accordingly, AT&T Wireless Services has determined that, pursuant to the provisions of SFAS No. 109, deferred tax valuation allowances are required on those deferred tax assets. In 2002, AT&T Wireless Services recorded deferred tax valuation allowances of $970. The valuation allowances included $524 related to deferred tax assets associated with AT&T Wireless Services' equity method unconsolidated subsidiaries, which was recorded in Net equity (losses) earnings from investments in unconsolidated subsidiaries. The valuation allowances also included $446 related to its continuing operations, excluding net equity (losses) earnings from investments in unconsolidated subsidiaries, which was recorded in Provision for income taxes. Future valuation allowance requirements may be impacted by the 2002 NOL carryback claim to AT&T, which may be reflected as a contribution to Additional paid-in capital in Shareholders' Equity.

12.  Employee Benefit Plan

   AT&T Wireless Services sponsors savings plans for the majority of its employees. The plans allow employees to contribute a portion of their pretax income in accordance with specified guidelines. The plan matches a percentage of employee contributions up to certain limits. In addition, AT&T Wireless Services may make discretionary or profit-sharing contributions. Contributions amounted to $79, $91, and $60 in 2002, 2001, and 2000, respectively.

13.  Stock-Based Compensation Plans

  Stock-Based Compensation Plans Subsequent to the Split-off

   In conjunction with the split-off from AT&T in July 2001, AT&T Wireless Services adopted the AT&T Wireless Services Long Term Incentive Plan (LTIP), which allows for the granting of stock options, performance shares, and restricted stock units in AT&T Wireless Services' common stock. In addition, AT&T Wireless Services adopted the AT&T Wireless Services Adjustment Plan (Adjustment plan), which is a plan designed to govern the outstanding AT&T Wireless Services common stock options created from AT&T Wireless Group tracking stock options upon split-off, as well as the AT&T Wireless Services common stock options created from AT&T options upon the split-off distribution. There were 150 million common shares authorized under the Adjustment plan.

   Under the LTIP, there were 155 million common shares authorized for grant and 95 million common shares available for grant as of December 31, 2002. The shares available for grant are based on the 86 million shares initially authorized upon adoption of the LTIP plus an additional number of shares to be added to the plan on January 1st of each year, adjusted for new grants, forfeitures, and cancellations of outstanding awards under both plans throughout the year. The additional shares to be added annually are based on
2.75 percent of the shares outstanding on January 1st of each year. Stock options are granted to a significant portion of employees as well as to members of AT&T Wireless Services' board of directors. The exercise price of stock options granted is equal to the stock price when the option is granted. The options generally vest over three and one-half years and are exercisable up to 10 years from the date of grant. Restricted stock units are awarded to key employees.

   In addition to the AT&T Wireless Services LTIP, AT&T Wireless Services adopted the AT&T Wireless Services Employee Stock Purchase Plan (ESPP). Under the ESPP, as of December 31, 2002, AT&T Wireless Services was authorized to sell up to 14.3 million shares of AT&T Wireless Services common stock to AT&T Wireless Services employees. Shares available for grant are based on the 5.2 million shares initially authorized upon adoption of the ESPP plus an additional number of shares to be added on January 1st of each year, equal to the lesser of 9.1 million shares or 0.35 percent of the total common shares plus options outstanding. Under the terms of the ESPP, employees may have up to 10 percent of their earnings withheld to purchase AT&T Wireless Services' common stock. The purchase price of the stock on the date of exercise is 85 percent of the fair market value of shares on the New York Stock Exchange on either the first or the last day of the applicable quarter, whichever is less. During 2002 and 2001, AT&T Wireless Services sold 3.9 million and 621,000 shares, respectively, to employees under the ESPP.

  Stock-Based Compensation Plans Prior to the Split-off

   Prior to the split-off from AT&T, employees of AT&T Wireless Services participated in the stock-based compensation plans of AT&T, which included stock options granted in AT&T common stock. Prior to the date of the offering of AT&T Wireless Group tracking shares in April 2000, AT&T granted approximately 1.1 million AT&T common stock options to AT&T Wireless Services employees during 2000. The weighted-average exercise price at the grant date for AT&T common stock options granted to AT&T Wireless Services employees during 2000 was $48.05. At December 31, 2000, there were approximately 27.5 million AT&T common stock options outstanding held by AT&T Wireless Services employees at a weighted average exercise price of $41.58. At December 31, 2000, there were approximately 17.5 million AT&T common stock options exercisable at a weighted average exercise price of $35.37. The information above has not been adjusted for any subsequent stock splits or stock dividends by AT&T.

   Subsequent to the April 2000 offering of AT&T Wireless Group tracking stock and prior to the split-off in July 2001, AT&T granted stock options in AT&T Wireless Group tracking stock to substantially all AT&T employees, including AT&T Wireless Services employees. Of the total options granted in 2001 noted in the table below, 4.1 million represented AT&T Wireless Group tracking stock options granted prior to the split-off, of which 2.2 million were granted to AT&T Wireless Services employees.

   In conjunction with the split-off, AT&T and AT&T Wireless Services entered into an employee benefits agreement. This agreement covered the treatment of AT&T common stock options and AT&T Wireless Group tracking stock options held by both AT&T and AT&T Wireless Services employees. According to the agreement, each AT&T option granted to AT&T and AT&T Wireless Group employees prior to January 1, 2001, that was outstanding under the AT&T Long Term Incentive Plan as of the split-off date, was adjusted. This adjustment resulted in each individual who was a holder of an AT&T option receiving, immediately after the split-off date, an adjusted AT&T option and an AT&T Wireless Services option. The combined intrinsic value of the adjusted AT&T option and the AT&T Wireless Services option immediately after the split-off was equal to the intrinsic value of the AT&T option immediately before the split-off. Each AT&T Wireless Group tracking stock option held by an AT&T or AT&T Wireless Group employee outstanding under the AT&T Long Term Incentive Plan as of the split-off date was converted as of the split-off date into an AT&T Wireless Services option. The number of options and the exercise price per share of each AT&T Wireless Services option was adjusted to maintain the intrinsic value of the AT&T Wireless Group option immediately before the split-off.

   Each AT&T option held by an AT&T Wireless Services employee subsequent to the split-off became fully vested and continues to be exercisable for the remaining scheduled term of such AT&T option. Each AT&T Wireless Services option held by an AT&T employee subsequent to the split-off became fully vested and continues to be exercisable for the remaining scheduled term of the original AT&T or AT&T Wireless Group tracking stock option. Each AT&T Wireless Services option converted from an AT&T Wireless Group tracking stock option or created from an AT&T option held by an AT&T Wireless Services employee is subject to the same terms and conditions regarding term, vesting, and other provisions regarding exercise as set forth in the original AT&T or AT&T Wireless Group tracking stock option from which the option was created or converted.

  Summary of AT&T Wireless Group and AT&T Wireless Services Common Stock Options

   The following table is a summary of AT&T Wireless Group stock option transactions prior to the split-off and AT&T Wireless Services stock option transactions subsequent to the split-off:

                                                  Weighted-          Weighted-         Weighted-
                                                   Average            Average           Average
                                                  Exercise           Exercise          Exercise
          Shares in Thousands              2002     Price     2001     Price    2000     Price
          -------------------            -------  --------- -------  --------- ------  ---------
Outstanding at January 1................ 176,237   $26.14    73,626   $29.29       --   $   --
Options
   Granted..............................  39,767     8.70    34,946    16.97   76,983    29.29
   Issued with TeleCorp acquisition.....  10,893    23.62        --       --       --       --
   Exercised............................    (357)    9.17      (970)   11.61       --       --
   Canceled or forfeited................ (11,292)   20.89    (6,695)   25.61   (3,357)   29.43
Options created as a result of split-off      --       --    75,330    27.08       --       --
                                         -------            -------            ------
Outstanding at December 31.............. 215,248   $23.09   176,237   $26.14   73,626   $29.29
Options exercisable..................... 157,474   $25.74   118,084   $27.91   12,391   $29.48
Shares available for grant..............  94,795             65,797            41,874

   The following table summarizes information about the AT&T Wireless Services stock options outstanding at December 31, 2002:

                         Options Outstanding            Options Exercisable
                 ------------------------------------ ------------------------
                                 Weighted-
                                  Average   Weighted-                Weighted-
                     Number      Remaining   Average      Number      Average
 Range of        Outstanding at Contractual Exercise  Exercisable at Exercise
 Exercise Prices Dec. 31, 2002     Life       Price   Dec. 31, 2002    Price
 --------------- -------------- ----------- --------- -------------- ---------
                 (In thousands)                       (In thousands)
 $0.01 - $8.85..     40,093         8.8      $ 8.44       13,882      $ 8.12
 $8.86 - $16.42.     10,117         7.5       12.86        5,777       12.60
 $16.43.........     22,511         8.5       16.43       10,044       16.43
 $16.44 - $19.97     13,128         4.8       18.42       12,270       18.44
 $19.98 - $29.00     30,855         6.3       23.89       28,340       23.83
 $29.01 - $29.15     65,501         7.3       29.15       55,479       29.15
 $29.16 - $57.50     33,043         6.0       37.65       31,682       37.37
                    -------                              -------
 Total..........    215,248         7.2      $23.09      157,474      $25.74

   Of the 215.2 million options outstanding at December 31, 2002, non-employees held 86.6 million.

   AT&T Wireless Services applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized other than for restricted stock units. Compensation costs charged against AT&T Wireless Services' results of operations were not material in 2002, 2001, and 2000.

  Fair Value Assumptions

   AT&T Wireless Services has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." See Note 2 for the related pro forma disclosures, in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" (see Note 23). The following assumptions were applied for the SFAS No. 123 disclosure-only provision information included in Note 2.

   The weighted-average fair value at date of grant was $5.57 for all AT&T Wireless Services stock options granted during 2002 and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 65 percent, (iii) expected life of six years, and (iv) risk-free interest rate of 5.2 percent.

   The weighted-average fair value at date of grant was $1.28 for all shares of AT&T Wireless Services common stock issued during 2002 under the ESPP, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent,
(ii) expected volatility rate of 80 percent, (iii) expected life of three months, and (iv) risk-free three-month interest rate of 1.5 percent.

   The weighted-average fair value at date of grant was $7.56 for all AT&T Wireless Services stock options granted during 2001, as well as AT&T Wireless Group tracking stock options granted to AT&T Wireless Services employees prior to the split-off, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 50 percent, (iii) expected life of five years, and (iv) risk-free interest rate of 4.2 percent.

   The weighted-average fair value at date of grant was $2.44 for all shares of AT&T Wireless Services common stock issued during 2001 under the ESPP, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent,
(ii) expected volatility rate of 50 percent, (iii) expected life of three months, and (iv) risk-free three-month interest rate of 1.7 percent.

   The weighted-average fair value at date of grant was $14.43 for AT&T Wireless Group tracking stock options granted to AT&T Wireless Services employees during 2000 and was estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 55 percent, (iii) expected life of four years, and (iv) risk-free interest rate of 6.5 percent.

   The weighted-average fair value at date of grant for AT&T options granted to AT&T Wireless Services employees during 2000 was $14.26 and was estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were applied: (i) expected dividend yield of 2 percent, (ii) expected volatility rate of 31 percent, (iii) expected life of four years, and
(iv) risk-free interest rate of 6.7 percent.

14.  Relationship with AT&T

   Prior to the July 9, 2001, split-off from AT&T, the financial statements of AT&T Wireless Services reflect an assumed capital structure allocated from AT&T, as well as allocated costs associated with AT&T's common support divisions as discussed in Note 1. Additionally, AT&T Wireless Services, including its discontinued fixed wireless business, purchased various network and selling, general, and administrative services from AT&T, primarily at market-based prices. The following table summarizes the amounts included in the statements of operations for activity with AT&T, prior to the split-off from AT&T.

                                                                     For the Years
                                                                        Ended
                                                                     December 31,
                                                                     ------------
                                                                     2001(1)  2000
                                                                     -------  ----
COSTS OF SERVICES:
Long-distance and other network-related services....................  $140    $241
Provision for uncollectible receivables related to bundled customers    18      38
                                                                      ----    ----
Total costs of services.............................................  $158    $279
                                                                      ----    ----
SELLING, GENERAL, AND ADMINISTRATIVE:
General corporate overhead allocations..............................  $ 29    $ 56
Sales employee, commissions, and marketing-support-related costs(2).    --      67
Administrative telephone services...................................    76     104
Remittance processing services......................................    16      23
Billing and collection services related to bundled customers........    12      38
                                                                      ----    ----
Total selling, general, and administrative..........................  $133    $288
                                                                      ====    ====
INTEREST INCOME ON NOTE RECEIVABLE FROM AT&T(3).....................  $202    $143
INTEREST EXPENSE....................................................  $ 70    $196
PREFERRED STOCK DIVIDENDS(4)........................................  $ 76    $130
CAPITALIZED INTEREST DEDUCTED FROM INTEREST EXPENSE.................  $ 41    $123

   AT&T Wireless Services had income tax receivables totaling $210 at December 31, 2001, which represented payments to be received from AT&T in accordance with the tax-sharing agreement. See Note 11 for a discussion of the $461 receivable from AT&T, recorded as of December 31, 2002, associated with a federal tax refund claim filed associated with AT&T Wireless Services' 2001 tax net operating loss.
--------
(1) For the 2001 period prior to July 9, 2001.
(2) Effective April 1, 2000, the direct sales employees previously employed by AT&T became employees of AT&T Wireless Services.
(3) Included in Other (expense) income. For the 2001 period prior to the repayment of the note receivable from AT&T, intercompany interest income was determined based upon the average daily balance outstanding of the intercompany note receivable from AT&T, at a rate equal to AT&T's average 30-day commercial paper rate reset on the first day of each month, which was 4.2 percent at June 30, 2001. For the year ended December 31, 2000, intercompany interest income was determined based on the average daily balance outstanding of the intercompany note receivable from AT&T at a rate equal to the one-month LIBOR minus six basis points.
(4) Recorded net of tax in accordance with the tax-sharing agreement discussed in Note 1.

15.  Long-Term Debt

                                                         At December 31,
                                                         ---------------
                                                           2002    2001
                                                         -------  ------
      LONG-TERM DEBT
      AT&T Wireless Services Senior Notes:
         8.13% average(1)............................... $ 6,500  $6,500
         7.86% average(2)...............................   3,000      --
      TeleCorp Wireless, Inc. Senior Subordinated Notes:
         10 5/8%(3),(7).................................     292      --
         11 5/8%(4),(7).................................     374      --
      Tritel PCS, Inc. Senior Subordinated Notes:
         10 3/8%(5),(7).................................     292      --
         12 3/4%(6),(7).................................     242      --
      Other long-term debt..............................     136     130
      Less: Net unamortized discount....................     (19)    (13)
      Add: SFAS No. 133 fair value adjustment(8)........     240      --
                                                         -------  ------
      Total long-term debt.............................. $11,057  $6,617
                                                         =======  ======

--------
(1) On March 6, 2001, AT&T Wireless Services completed a private placement of $6.5 billion in unsecured and unsubordinated Senior Notes with $1.0 billion maturing on March 1, 2006; $3.0 billion maturing on March 1, 2011; and $2.5 billion maturing on March 1, 2031. The notes pay interest at fixed rates ranging from 7.35 percent to 8.75 percent per annum, payable semiannually, and include customary covenants. Actual interest paid may have differed from the stated interest rates due to AT&T Wireless Services entering into interest rate swap agreements (see Note 17). In accordance with registration rights attached to the notes, on October 3, 2001, AT&T Wireless Services completed an exchange offer exchanging, at the election of the note holder, nearly 100 percent of private placement Senior Notes for new Senior Notes pursuant to a registration statement filed under the Securities Act of 1933.

(2) On April 16, 2002, AT&T Wireless Services completed a registered public offering of $3.0 billion in unsecured and unsubordinated Senior Notes with $250 maturing on April 18, 2005; $750 maturing on May 1, 2007; and $2.0 billion maturing on May 1, 2012. The notes pay interest at fixed rates ranging from 6.875 percent to 8.125 percent per annum, payable semiannually, and include customary covenants. Actual interest paid may have differed from the stated interest rates due to AT&T Wireless Services entering into interest rate swap agreements (see Note 17).

   In conjunction with the acquisition of TeleCorp, AT&T Wireless Services assumed the debt of TeleCorp's subsidiaries, TeleCorp Wireless, Inc. and Tritel PCS, Inc., and recorded this debt at its fair value as of the date of the TeleCorp acquisition. The TeleCorp Wireless, Inc. notes include customary covenants and are guaranteed by AT&T Wireless Services and TeleCorp Wireless, Inc.'s wholly owned subsidiary, TeleCorp Communications, Inc. The Tritel PCS, Inc. notes include customary covenants and are guaranteed by AT&T Wireless Services, Tritel, Inc. (Tritel PCS, Inc.'s parent company), and by Tritel PCS, Inc.'s wholly owned subsidiary, Tritel Communications, Inc. See notes (3) - (7) below for further discussion of this debt. Except as set forth in notes (4) and (6) below, the notes pay interest semiannually and include customary covenants.

(3) These notes mature on July 15, 2010, unless previously redeemed by TeleCorp Wireless, Inc. The notes are subject to optional redemption on or after July 15, 2005. In April 2002, TeleCorp Wireless, Inc. exercised its option to redeem 35 percent, or $158 in aggregate principal amount at maturity, of the TeleCorp Wireless, Inc. 10 5/8 percent Senior Subordinated Notes for $174, in accordance with the early redemption provisions of the indenture. This redemption occurred in May 2002 with cash balances of TeleCorp Wireless, Inc., which were received from AT&T Wireless Services' purchase of additional equity in TeleCorp Wireless, Inc.

(4) These notes mature on April 15, 2009, unless previously redeemed by TeleCorp Wireless, Inc. As interest accrues, it is added to the principal as an increase to interest expense and the carrying value of the notes until April 15, 2004. TeleCorp Wireless, Inc. will begin paying interest semiannually on October 15, 2004.

   The notes are subject to optional redemption on or after April 15, 2004. In March 2002, TeleCorp Wireless, Inc. exercised its option to redeem 35 percent, or $201 in aggregate principal amount at maturity, of the TeleCorp Wireless, Inc. 11 5/8 percent Senior Subordinated Discount Notes for $179, in accordance with the early redemption provisions of the indenture. This redemption occurred in April 2002 with cash balances of TeleCorp Wireless, Inc., which were received from AT&T Wireless Services' purchase of additional equity in TeleCorp Wireless, Inc.

(5) These notes mature on January 15, 2011, unless previously redeemed by Tritel PCS, Inc. The notes are subject to optional redemption on or after January 15, 2006. In April 2002, Tritel PCS, Inc. exercised its option to redeem 35 percent, or $158 in aggregate principal amount at maturity, of the Tritel PCS, Inc. 10 3/8 percent Senior Subordinated Notes for $174, in accordance with the early redemption provisions of the indenture. This redemption occurred in May 2002 with cash balances of Tritel PCS, Inc., which were received from AT&T Wireless Services' purchase of additional equity in Tritel PCS, Inc.

(6) These notes mature on May 15, 2009, unless previously redeemed by Tritel PCS, Inc. As interest accrues, it is added to the principal as an increase to interest expense and the carrying value of the notes until May 15, 2004. Tritel PCS, Inc. will begin paying interest semiannually on November 15, 2004. The notes are subject to optional redemption on or after May 15, 2004. In April 2002, Tritel PCS, Inc. exercised its option to redeem 35 percent, or $130 in aggregate principal amount at maturity, of the Tritel PCS, Inc. 12 3/4 percent Senior Subordinated Discount Notes for $115, in accordance with the early redemption provisions of the indenture. This redemption occurred in May 2002 with cash balances of Tritel PCS, Inc., which were received from AT&T Wireless Services' purchase of additional equity in Tritel PCS, Inc.

(7) On May 10, 2002, AT&T Wireless Services guaranteed in the event of default, the repayment of the interest and principal of the TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes. This guarantee ranks pari passu with the senior unsecured obligations of AT&T Wireless Services. TeleCorp Wireless, Inc. and Tritel PCS, Inc. are both wholly owned consolidated operating subsidiaries of AT&T Wireless Services. Provisions of the notes, described above, limit the use of cash and cash equivalents of each subsidiary to the operations of the subsidiary. At December 31, 2002, Cash and cash equivalents included a combined $89 of cash and cash equivalents that were held by TeleCorp Wireless, Inc. and Tritel PCS, Inc.

(8) In accordance with the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," AT&T Wireless Services recorded a fair value adjustment to the portion of its fixed rate long-term debt that is hedged. The adjustment represents the changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates. This fair value adjustment was recorded as an increase to Long-term debt, with the related value for the interest rate swaps' non-current portion recorded in Other assets. During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash of which $245 represented the fair value as of the termination dates of the portion of its long-term debt that was hedged. In accordance with SFAS No. 133, the associated hedged portion of Long-term debt will no longer be adjusted for changes in fair value. The existing fair value adjustment recorded in Long-term debt related to the terminated interest rate swaps will continue to be amortized against interest expense over the remaining life of the previously hedged debt.

  Maturities of Long-Term Debt

   Annual maturities on AT&T Wireless Services' long-term debt outstanding for the years ending December 31, 2003 through 2007, and in later years, are as follows:

                               2003....... $   --
                               2004.......     --
                               2005.......    250
                               2006.......  1,000
                               2007.......    886
                               Later Years  8,700

  Repayments of Long-Term Debt

   In addition to the TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes, AT&T Wireless Services assumed debt of TeleCorp Wireless, Inc. and Tritel PCS, Inc. related to their senior credit facilities, vendor financings, and FCC debt. In February 2002, subsequent to the acquisition of TeleCorp, AT&T Wireless Services purchased additional equity in TeleCorp. TeleCorp contributed $955 in total to TeleCorp Wireless, Inc. and Tritel PCS, Inc. The contributions were subsequently utilized by TeleCorp Wireless, Inc. and Tritel PCS, Inc. to repay all amounts outstanding, including principal, interest, and related fees, under their Senior Credit Facilities and FCC debt. TeleCorp Wireless, Inc. and Tritel PCS, Inc. repaid $20 associated with the cancellation of interest rate swap agreements. In addition, AT&T Wireless Services repaid $53 of outstanding principal and interest of vendor financings owed by TeleCorp Wireless, Inc.

  Accounts Receivable Securitization Program

   In March 2003, AT&T Wireless Services renewed its accounts receivable securitization program and increased the size of the program from $1.2 billion to $1.6 billion. The program allows AT&T Wireless Services to obtain financing collateralized by subscriber trade accounts receivable. Under the program, AT&T Wireless Services can assign subscriber trade accounts receivable on a revolving basis to a special-purpose, wholly owned subsidiary of AT&T Wireless Services. The wholly owned subsidiary of AT&T Wireless Services would then sell an undivided interest in such receivables to an unrelated third-party financing entity upon drawing on the facility. The financing is subject to fees including a program fee range of 15 to 25 basis points and a liquidity fee range of 22.5 to 50 basis points. Both fee ranges are based on AT&T Wireless Services' Senior Notes rating. This financing arrangement is to be used for general corporate purposes, is subject to customary securitization covenants, and will be recorded as an on-balance sheet transaction. Included in the covenants are provisions for the termination of the program in the event AT&T Wireless Services' long-term unsecured Senior Notes rating is less than BB+ by Standard & Poor's or Ba1 by Moody's. As of December 31, 2002, AT&T Wireless Services had no amounts outstanding under the accounts receivable securitization program and was in compliance with its covenants.

  Renewal of Credit Facilities

   In March 2001, AT&T Wireless Services entered into Competitive Advance and Revolving Credit Facilities (the Facilities) in the aggregate amount of $2.5 billion consisting of a $1.25 billion 364-day Competitive Advance and Revolving Credit Facility and a $1.25 billion Five-Year Competitive Advance and Revolving Credit Facility. On March 18, 2003, AT&T Wireless Services renewed the 364-day Facility. The Facilities are subject to a facility fee range of 10 to 25 basis points, which is based on AT&T Wireless Services' Senior Notes rating, and is payable quarterly on the total commitment. The Facilities are also subject to a utilization fee of 25 basis points if borrowings exceed certain levels as defined in the agreement. The Facilities bear interest at variable rates based upon, in various cases, (i) LIBOR plus 65 to 200 basis points depending on AT&T Wireless Services' Senior Notes rating, or (ii) the greater of the prime rate or the federal funds effective rate plus 50 basis points. The Facilities are to be used for general corporate purposes and are subject to customary covenants, representations, warranties, and events of default. The Facilities contain financial covenants requiring AT&T Wireless Services to maintain certain financial ratios. In addition, the existence of an obligation by AT&T Wireless Services to repurchase equity interests from DoCoMo may, under certain circumstances, constitute an event of default. As of December 31, 2002 and 2001, AT&T Wireless Services had no amounts outstanding under the facilities, and was in compliance with its covenants.

  Commercial Paper Program

   During June 2001, AT&T Wireless Services finalized agreements to issue up to $2.5 billion of private placement commercial paper notes. The notes will be unsecured, ranking pari passu with AT&T Wireless Services' other unsubordinated and unsecured indebtedness. Maturity of the notes will be up to 365 days from date of issue. AT&T Wireless Services' commercial paper notes are rated A2 by Standard & Poor's and P2 by

Moody's. Upon issuance of the commercial paper notes, the rates would be reflective of these commercial paper market rates at the time of issuance. The commercial paper program is subject to customary commercial paper program covenants. As of December 31, 2002 and 2001, AT&T Wireless Services had no notes outstanding under this program.

16.  Mandatorily Redeemable Preferred Stock

   In conjunction with the acquisition of TeleCorp in February 2002, AT&T Wireless Services issued 233,000 shares of AT&T Wireless Services Series C and E mandatorily redeemable preferred stock. The fair value of the preferred shares totaled $133 and represented a discount to its accreted value as of the acquisition date of $127.

   In conjunction with the terms of the preferred stock, AT&T Wireless Services is accreting the carrying value of the preferred stock to its liquidation value over the period ending December 13, 2020. This accretion includes an amortization of the discount/premium as well as an accretion of a 6 percent dividend, which is compounded quarterly in accordance with the terms of the preferred stock. As of December 31, 2002, accrued but unpaid dividends were $65, including dividends, which were accrued prior to AT&T Wireless Services' acquisition of TeleCorp. Holders of the preferred stock are entitled to a dividend if and when declared by AT&T Wireless Services' board of directors. The preferred stock ranks senior to AT&T Wireless Services' common stock and any series or class of AT&T Wireless Services' common or preferred stock, now or hereafter authorized, with respect to payment of dividends and the distribution of assets on liquidation. The Series E preferred stock ranks junior to the Series C preferred stock with respect to payment of dividends and the distribution of assets on liquidation. The holders of the Series C and E preferred stock are entitled to votes in the aggregate of 1,929,069 and 251,189 votes (voting as a class with the common stock), respectively. AT&T Wireless Services has the right to redeem the preferred stock in whole or in part, at any time at a redemption price per share equal to their liquidation value as of the redemption date. The preferred stock had a liquidation value of $273 as of December 31, 2002. Holders of the preferred stock have no redemption rights until December 13, 2020, at which time they may redeem the shares at their liquidation preference of $857.

17.  Derivative Instruments

   AT&T Wireless Services' derivative instruments as of and for the year ended December 31, 2002 and 2001, primarily included interest rate swaps and interest rate locks. AT&T Wireless Services enters into these agreements to manage its exposure to changes in interest rates, to lower its overall costs of financing, and to manage the mix of floating- and fixed-rate debt in its portfolio.

   As of December 31, 2002 and 2001, AT&T Wireless Services had entered into interest rate swap agreements with total notional values of $2.8 billion and $700, respectively. On a semiannual basis, AT&T Wireless Services pays a floating rate of interest equal to the six-month LIBOR plus a fixed spread and receives a fixed rate in return ranging from 6.875 percent to 8.125 percent. The swaps were entered into as hedges of the fair value of portions of the
6.875 percent Senior Notes due April 2005, the 7.35 percent Senior Notes due March 2006, the 7.5 percent Senior Notes due May 2007, and the 8.125 percent Senior Notes due May 2012, and expire on the notes' respective maturity dates.

   The interest rate swap agreements are designated as fair value hedges and effectively convert AT&T Wireless Services' fixed-rate debt to a floating rate by receiving fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The terms of the swap agreements and hedged items are such that effectiveness can be measured using the short-cut method defined in SFAS No.
133. Hedge ineffectiveness, as determined in accordance with SFAS No. 133, had no impact on AT&T Wireless Services' results of operations for the years ended December 31, 2002 and 2001. No fair value hedges were derecognized or discontinued during the years ended December 31, 2002 and 2001.

   In accordance with the requirements of SFAS No. 133, AT&T Wireless Services recorded a fair value adjustment to the portion of its fixed rate long-term debt that is hedged. The adjustment represents the changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates. At December 31, 2002, the SFAS No. 133 fair value adjustment included in AT&T Wireless Services' Long-term debt was $240 (see Note 15). This fair value adjustment was recorded as an increase to Long-term debt, with the related value for the interest rate swaps' non-current portion recorded in Other assets. Interest rate differentials associated with these interest rate swaps, which are used to hedge AT&T Wireless Services' debt obligations, are recorded as an adjustment to a current asset or liability, with the offset to Interest expense over the life of the swaps.

   During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash of which $245 represented the fair value as of the termination dates of the portion of its long-term debt that was hedged. In accordance with SFAS No. 133, the associated hedged portion of Long-term debt will no longer be adjusted for changes in fair value. The existing fair value adjustment recorded in Long-term debt related to the terminated interest rate swaps will continue to be amortized against interest expense over the remaining life of the previously hedged debt.

   During the years ended December 31, 2002 and 2001, AT&T Wireless Services had entered into interest rate lock agreements with total notional values of $1.1 billion and $6.5 billion, respectively, which were designated as cash flow hedges of the future interest payments on the forecasted issuance of debt. These interest rate locks were terminated in conjunction with the issuance of debt. As of December 31, 2002 and 2001, Other comprehensive (loss) income included pretax deferred net unrealized losses of $95 and $91, respectively, relating to these derivatives designated as cash flow hedges. These losses will be reclassified into Interest expense in the same period in which AT&T Wireless Services' hedged debt affects Interest expense. During the years ended December 31, 2002 and 2001, pretax derivative losses of $11 and $8 were reclassified into Interest expense, respectively. AT&T Wireless Services estimates that $11 of pretax derivative losses included in Other comprehensive (loss) income will be reclassified into Interest expense in 2003. A $14 pretax gain was reclassified into Other (expense) income during the year ended December 31, 2002, as a result of the discontinuance of interest rate locks for which the original forecasted issuance of debt did not occur within the timeframe permitted by SFAS No. 133. No cash flow hedges were derecognized or discontinued during the year ended December 31, 2001.

   Additionally, prior to December 2001, DoCoMo (see Note 6) held common stock warrants in AT&T Wireless Services that could be settled in cash at DoCoMo's option. The fair value of the warrants at the split-off date was recorded in Other long-term liabilities. For the year ended December 31, 2001, Other (expense) income included $73 of income related to the fair value adjustments of these warrants. As discussed in Note 6, the terms of the warrants were amended in December 2001, which eliminated future fair value adjustments.

18.  Fair Values of Financial Instruments

   The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, due on demand notes payable, and other current liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments.

   AT&T Wireless Services estimates the fair values of its long-term debt using quoted market prices when available, or AT&T Wireless Services' incremental borrowing rate, as of the end of the year. The following table shows the fair values and carrying values of AT&T Wireless Services' long-term debt as of December 31:

                                                         2002            2001
                                                   ---------------- ---------------
                                                   Carrying  Fair   Carrying Fair
                                                    Value    Value   Value   Value
                                                   -------- ------- -------- ------
LONG-TERM DEBT
AT&T Wireless Services Senior Notes:
   8.13% average.................................. $ 6,554  $ 6,455  $6,487  $7,046
   7.86% average..................................   3,164    3,009      --      --
TeleCorp Wireless, Inc. Senior Subordinated Notes:
   10 5/8%........................................     317      307      --      --
   11 5/8%........................................     344      347      --      --
Tritel PCS, Inc. Senior Subordinated Notes:
   10 3/8%........................................     318      310      --      --
   12 3/4%........................................     224      225      --      --
Other long-term debt..............................     136      135     130     130
                                                   -------  -------  ------  ------
                                                   $11,057  $10,788  $6,617  $7,176
                                                   =======  =======  ======  ======

   As of December 31, 2002 and 2001, AT&T Wireless Services had entered into interest rate swaps with total notional values of $2.8 billion and $700, respectively. On a semiannual basis, AT&T Wireless Services pays a floating rate of interest plus a fixed spread, which averaged 3.94 percent and 4.50 percent during 2002 and 2001, respectively, for the period which the interest rate swaps were outstanding, and in return receives a fixed rate, which averaged 7.53 percent and 7.35 percent during 2002 and 2001, respectively. AT&T Wireless Services determines the fair value of its interest rate swaps based on market quotes obtained from swap dealers. The fair value of these interest rate swaps represented a long-term asset of $240 as of December 31, 2002, and a liability of $10 as of December 31, 2001. During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash of which $245 represented the fair value as of the termination dates of the portion of its long-term debt that was hedged.

19.  Concentrations

   AT&T Wireless Services purchases a substantial portion of its wireless infrastructure equipment and multi-network handsets from only a few major suppliers. Further, AT&T Wireless Services relies on one key vendor in each of the following areas: billing services, payables and payroll processing, network build-out, and information services. Loss of any of these suppliers could adversely affect operations temporarily until a comparable substitute could be found.

   Local and long-distance telephone and other companies provide certain communication services to AT&T Wireless Services. Disruption of these services could adversely affect operations in the short term until an alternative telecommunication provider was found.

   AT&T Wireless Services does not have a concentration of available sources of labor or services, nor does AT&T Wireless Services have any significant concentration of business transacted with a particular customer, that could, if suddenly eliminated, severely affect operations.

   Financial instruments that could potentially subject AT&T Wireless Services to credit risk consist principally of interest rate swap agreements and trade accounts receivable. The counterparties to AT&T Wireless Services' interest rate swap agreements are financial institutions, which have all been accorded high ratings by primary rating agencies. The amounts subject to credit risk related to AT&T Wireless Services' interest rate swap agreements are limited to the amount, if any, by which a counterparty's obligations exceed the obligations of

AT&T Wireless Services with that counterparty under the terms of the applicable agreement. AT&T Wireless Services believes that the risk of exposure to credit losses due to the nonperformance of these counterparties is remote. Concentrations of credit risk with respect to trade accounts receivables are limited due to the diversity of AT&T Wireless Services' customer base.

20.  Commitments and Guarantees

   During the first quarter of 2002, AT&T Wireless Services funded $251 to Cascade for spectrum acquisitions and operational funding requirements, fully satisfying its commitment.

   AT&T Wireless Services has various purchase commitments for network equipment, as well as handsets related to the development of its next-generation strategy. Those commitments totaled $936 as of December 31, 2002, with remaining payments to be made in 2003 and 2004.

   Pursuant to the Investor Agreement, as amended in December 2002, between AT&T Wireless Services, AT&T, and DoCoMo, DoCoMo may require AT&T Wireless Services to repurchase its investment at DoCoMo's original purchase price, plus interest, if under certain circumstances, and subject to the exceptions identified in the Investor Agreement:

  . AT&T Wireless Services fails to launch service based on W-CDMA technology in certain areas of Dallas, San Diego, San Francisco, and Seattle, or agreed-upon alternate cities prior to December 31, 2004; or

  . AT&T Wireless Services' board of directors approves changes prior to December 31, 2004 in its use of W-CDMA technology as its primary standard for delivery of services based on third-generation technology.

   AT&T Wireless Services believes that the likelihood of its requirement to repurchase DoCoMo's original investment plus interest is remote.

   During November 2000, AT&T Wireless Services joined with others in the formation of a venture, ANW, which participated in the FCC's Auction 35 of licensed spectrum in the 1900-megahertz band. In early 2001, the auction was completed, and ANW was the high bidder on approximately $2.9 billion in licenses. Pursuant to the original terms of the venture, AT&T Wireless Services had committed to fund $2.6 billion to ANW to fund ANW's purchase of the licenses. In June 2001, the federal appeals court for the D.C. Circuit ruled that the FCC had acted improperly in rescinding the licenses held by NextWave Telecom, Inc. and its affiliates (NextWave), which constituted most of the spectrum licenses offered in Auction 35. In August 2001, the FCC returned the licenses to NextWave, and on April 29, 2002, the FCC refunded $473 to ANW, which was a portion of the down payment previously submitted for licenses on which ANW was the high bidder. On March 4, 2002, the FCC granted to ANW the non-NextWave licenses on which it was the high bidder, which required the payment of $90 by ANW, which was funded by AT&T Wireless Services during the first quarter of 2002.

   On November 14, 2002, the FCC announced it would allow bidders to withdraw from Auction 35 without penalty. On December 4, 2002, ANW applied to the FCC to withdraw its bids from Auction 35. As a result, AT&T Wireless Services has been relieved of its commitment to fund ANW's purchase of the remaining Auction 35 licenses. ANW was refunded $83, which was the remaining balance ANW had on deposit with the FCC as a down payment for the remaining licenses.

   On November 11, 2002, AT&T Wireless Services and the other owners of ANW amended the terms of the venture. Pursuant to the revised agreements:

  . In December 2002, ANW made a prepayment of indebtedness to AT&T Wireless Services of $181;

  . In December 2002, AT&T Wireless Services paid $229 to the other owners of ANW and ANW distributed certain amounts previously invested in ANW, resulting in distributions of $144 to AT&T Wireless Services and $233 to the other owners of ANW; and

  . In March 2007, the other owners of ANW may elect to require AT&T Wireless Services to purchase their interests in ANW for $145. Under certain circumstances, this right may be exercised earlier, in which case the amount payable would be reduced by 5 percent per annum.

   AT&T Wireless Services recorded a charge of $108 during the fourth quarter of 2002 in Net equity (losses) earnings from investments in unconsolidated subsidiaries to reflect the difference between amounts previously accrued on its potential obligation to acquire the other owners' interest under the original terms of the venture and the $229 payment made in December 2002.

   In conjunction with the split-off from AT&T, AT&T Wireless Services entered into a Master Carrier Agreement with AT&T to purchase certain voice and data telecommunications services. Under the Master Carrier Agreement, as amended in December 2002, AT&T Wireless Services is required to purchase wholesale long-distance services it provides to its customers for set minutes of use over certain periods, beginning with the date of the split-off. For any shortfall in cumulative usage, AT&T Wireless Services is required to pay AT&T at the rate of $0.01 per minute at the end of the 66-month period. AT&T Wireless Services' maximum remaining commitment as of December 31, 2002, was approximately $574. AT&T Wireless Services is also required to purchase long-distance services associated with its administrative phone usage equal to $70 for each of three years following the split-off. As of December 31, 2002, AT&T Wireless Services had fulfilled all of the first year's commitment and approximately $48 of the second year's commitment under the agreement. In addition, AT&T Wireless Services is required to purchase certain network data services from AT&T in an amount equal to $41 for each of the three years following the split-off. AT&T Wireless Services had fulfilled all of the first and second year's data commitment under the agreement as of December 31, 2002. In October 2002, AT&T Wireless Services committed to purchase international long-distance services over a two-year period beginning November 1, 2002, and is required to pay AT&T any shortfall in cumulative usage based on the period's average rate. Based on the average rate for the two months ended December 31, 2002, AT&T Wireless Services' maximum remaining commitment as of December 31, 2002, was approximately $46.

   AT&T Wireless Services has commitments with local exchange carriers for dedicated leased lines. The original terms of these commitments vary from month-to-month up to five years. AT&T Wireless Services' related commitment to its primary carriers as of December 31, 2002, was approximately $617, with payments due in each of the five succeeding fiscal years as follows: $198 in 2003, $179 in 2004, $138 in 2005, $83 in 2006, and $19 in 2007.

   AT&T Wireless Services has agreements with other wireless carriers regarding subscriber activity on other carriers' wireless systems. These agreements establish general terms and charges for system usage, and in some cases also establish minimum usage requirements.

   AT&T Wireless Services also has various other purchase commitments for materials, supplies, and other items incidental to the ordinary course of business, which are not material individually, or in the aggregate.

   AT&T Wireless Services leases land, buildings, and equipment through contracts that expire in various years through 2035. Certain of AT&T Wireless Services' lease contracts include options to renew the leases for an additional five to 25 years. Certain of these leases also contain early termination clauses that give AT&T Wireless Services the right to terminate the lease by paying a penalty of typically three to six months' worth of rent. Rental expense under operating leases was $659, $446, and $263 for the years ended December 31, 2002, 2001, and 2000, respectively. The following table shows the future minimum rental payments due under non-cancelable operating leases at December 31, 2002:

  For the Years Ended December 31,

                                2003....... $611
                                2004.......  565
                                2005.......  475
                                2006.......  346
                                2007.......  211
                                Later Years  546

   AT&T Wireless Services has contracts that require it to indemnify the other party against certain types of claims relating to the underlying transaction or changes in law. These include the split-off, tax sharing, and tax refund agreements with AT&T, as well as certain asset sales, outsourcing arrangements, and financing and intellectual property agreements. The potential liability related to these indemnities depends on future events and cannot be determined at this time. Historically AT&T Wireless Services has not made any significant indemnity payments and no amounts have been accrued in the consolidated financial statements with respect to these indemnities.

21.  Contingencies

   Several class-action lawsuits have been filed in which claims have been asserted that challenge the quality of wireless service provided by AT&T Wireless Services, including claims for breach of contract, breach of warranty, misrepresentation, fraud, false advertising, and statutory consumer fraud. The plaintiffs in these cases have not asserted specific claims for damages, with the exception of one case filed in Texas in which the named plaintiffs have asserted claims for compensatory and punitive damages totaling $100. That case was dismissed, and then reversed by the court of appeals; AT&T Wireless Services is seeking review of that decision before the Texas Supreme Court. An agreement to settle certain of these cases was approved by the court; several objectors have filed appeals.

   Several class-action lawsuits have been filed asserting claims that AT&T Wireless Services, together with its competitors, have violated federal antitrust laws by allegedly restricting the portability of wireless handsets between carriers. These cases include tying and monopolization claims. The plaintiffs in these cases have not asserted specific claims for damages.

   Several other class-action or representative lawsuits have been filed against AT&T Wireless Services that allege, depending on the case, breach of contract, misrepresentation or unfair practice claims relating to AT&T Wireless Services' billing practices (including rounding up of partial minutes of use to full-minute increments and billing send to end), dropped calls, and/or mistaken bills. Although the plaintiffs in these cases have not specified alleged damages, the damages in two of the cases are alleged to exceed $100. One of these two cases has alleged that, collectively, the major wireless carriers in California are responsible for damages in excess of $1.2 billion. Settlement negotiations are ongoing in both cases.

   Several class-action lawsuits have been filed against AT&T and several wireless phone manufacturers and carriers asserting products liability, breach of warranty, and other claims relating to radio-frequency transmissions to and from wireless phones. The complaints seek damages for the costs of headsets for wireless phone users as well as injunctive relief. The court dismissed all but one of these cases, ruling that the plaintiffs claims were preempted by federal law. Plaintiffs are expected to appeal. In connection with the split-off, AT&T Wireless Services was allocated all of the liability, if any, arising from these lawsuits.

   Shareholders of a former competitor of AT&T Wireless Services' air-to-ground business are plaintiffs in a lawsuit filed in 1993, alleging that AT&T Wireless Services breached a confidentiality agreement, used trade secrets to unfairly compete, and tortiously interfered with the business and potential business of the competitor. Plaintiffs have asserted claims for damages totaling $8.2 billion. AT&T Wireless Services obtained partial summary judgment and then prevailed on the remainder of the claims at a trial on the validity of a release of plaintiffs' claims. Final judgment was entered against plaintiffs on their claims, and plaintiffs appealed. On appeal, the Appellate Court of Illinois, Second District, reversed and remanded the case for trial indicating that certain issues decided by the judge needed to be resolved by a jury.

   Several lawsuits have been filed against AT&T, certain executives of AT&T and AT&T Wireless Services, and a group of investment banking firms seeking class certification and asserting claims under federal securities laws. The complaints assert claims that AT&T made material misstatements concerning earnings and financial condition, while omitting other material information, allegedly to maximize proceeds from the offering of AT&T

Wireless Group tracking stock in April 2000 and/or to avoid paying a cash guarantee in connection with the MediaOne acquisition. The complaints do not specify amounts of damages claimed, although the plaintiffs are seeking to recover for declines in stock prices of AT&T securities, including the AT&T Wireless Group tracking stock. In connection with the split-off, certain provisions of the Separation Agreement between AT&T Wireless Services and AT&T may result in AT&T Wireless Services being allocated a portion of the liabilities, if any, arising out of these actions to the extent relating to AT&T Wireless Group tracking stock.

   Several class-action lawsuits have been filed by shareholders of TeleCorp challenging AT&T Wireless Services' acquisition of TeleCorp (see Note 9). The lawsuits allege that the consideration paid to TeleCorp shareholders was inadequate and allege conflicts of interest and breach of fiduciary duties by the directors of TeleCorp. Damages have not been specified, although the complaints seek injunctive relief to rescind the transaction.

   A former employee and shareholder of Tritel, Inc., which, as a subsidiary of TeleCorp, was acquired by AT&T Wireless Services as part of its acquisition of TeleCorp, has filed a lawsuit against Tritel, Inc., Tritel Communications, Inc., and two board members seeking to rescind an earlier settlement agreement. The plaintiff alleges that the defendants withheld from him material information about an initial public offering that he claims was material to the settlement, and asserts claims for fraud, breach of fiduciary duty, and breach of the duty of good faith and fair dealing. The plaintiff is seeking $60 in damages and/or restitution, and $450 in punitive damages.

   AT&T Wireless Services has been named as a defendant in three of eleven class-action lawsuits (other wireless telecommunications carriers and several phone manufacturers are also defendants) alleging that existing phone equipment does not meet FCC requirements for 911 emergency call processing. Damages have not been specified, although plaintiffs are seeking injunctive and equitable relief.

   AT&T Wireless Services received a series of payments from MCI WorldCom Network Services, Inc., as part of a pre-existing reseller's contract and a letter agreement, within the 90 days preceding WorldCom's July 21, 2002, bankruptcy filing under Chapter 11 of the Bankruptcy Code. Neither WorldCom nor the Bankruptcy Court has asserted a preference liability claim to any of these payments.

   The ultimate outcome of these claims and actions cannot be predicted with certainty, and accordingly, the aggregate ultimate liability of AT&T Wireless Services under these claims and actions was not determinable as of the filing date. It is the opinion of AT&T Wireless Services' management that it is not probable that the resolution of such lawsuits will have a material adverse impact on AT&T Wireless Services' consolidated financial statements.

   AT&T Wireless Services also is a defendant in other legal actions involving claims incidental to the normal conduct of the running of its business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Additionally, AT&T Wireless Services also makes routine filings with the FCC and state regulatory authorities, as well as federal, state, and local tax authorities. However, AT&T Wireless Services believes that the amounts that may be paid in these actions will not be material to its financial position, results of operations, or cash flows.

22.  Quarterly Information (Unaudited)

2002                                                                      First  Second  Third(1) Fourth
----                                                                     ------  ------  -------- ------
Revenue................................................................. $3,611  $3,910  $ 4,063  $4,047
Operating income (loss)................................................. $  178  $  335  $  (962) $  191
(Loss) income from continuing operations................................ $  (22) $   (3) $(2,049) $ (131)
Income from discontinued operations..................................... $   12  $   27  $     8  $   --
(Loss) income before cumulative effect of change in accounting principle
  available to common shareholders...................................... $  (12) $   19  $(2,047) $ (136)
Net (loss) income available to common shareholders...................... $ (178) $   19  $(2,047) $ (136)
(Loss) income before cumulative effect of change in accounting principle available to common shareholders per share--basic and diluted......... $(0.01) $ 0.01  $ (0.76) $(0.05)
Net (loss) income available to common shareholders per share--basic and diluted............................................................... $(0.07) $ 0.01  $ (0.76) $(0.05)
Stock price(3):
   AT&T Wireless Services common stock(4)...............................
       High............................................................. $14.46  $ 9.43  $  6.20  $ 8.05
       Low.............................................................. $ 8.24  $ 5.35  $  3.97  $ 3.25
       Quarter-end close................................................ $ 8.95  $ 5.85  $  4.12  $ 5.65

2001                                                                      First  Second   Third  Fourth(2)
----                                                                     ------  ------  ------  ---------
Revenue................................................................. $3,210  $3,376  $3,496   $ 3,528
Operating income (loss)................................................. $  232  $  260  $  143   $   (37)
Income (loss) from continuing operations................................ $   56  $  343  $  156   $  (355)
Loss from discontinued operations....................................... $  (56) $  (80) $  (79)  $  (872)
Income (loss) before cumulative effect of change in accounting principle
  available to common shareholders...................................... $  (42) $  229  $   77   $(1,227)
Net (loss) income available to common shareholders...................... $  (42) $  229  $   77   $(1,227)
Income (loss) before cumulative effect of change in accounting principle
  available to common shareholders per share--basic and diluted......... $(0.02) $ 0.09  $ 0.03   $ (0.48)
Net (loss) income available to common shareholders per share--basic and
  diluted............................................................... $(0.02) $ 0.09  $ 0.03   $ (0.48)
Stock price(3):
   AT&T Wireless Services common stock (effective July 9, 2001)(4)
       High............................................................. $   --  $   --  $19.92   $ 16.22
       Low.............................................................. $   --  $   --  $12.27   $ 12.51
       Quarter-end close................................................ $   --  $   --  $14.94   $ 14.37
   AT&T Wireless Group tracking stock (through July 8, 2001)(4)
       High............................................................. $27.30  $21.10  $17.20   $    --
       Low.............................................................. $17.06  $15.29  $16.29   $    --
       Quarter-end close................................................ $19.18  $16.35  $   --   $    --

--------
(1) AT&T Wireless Services recorded an impairment of licensing costs, totaling $1,329 pretax, during the third quarter of 2002 resulting from an annual SFAS No. 142 assessment of U.S. licensing costs and goodwill, as well as an impairment of unconsolidated subsidiaries, totaling $1,000 pretax, resulting from an assessment of the recoverability of cost and equity method unconsolidated subsidiaries, in addition to AT&T Wireless Services' proportionate share of its equity method unconsolidated subsidiaries' SFAS No. 142 impairment charges (see Notes 3 and 4).
(2) AT&T Wireless Services finalized plans to exit the fixed wireless business in the fourth quarter of 2001, resulting in a pretax charge of $1.3 billion, reflecting a write-down of the assets and the impact of phased exit charges (see Note 5).
(3) Stock prices obtained from the New York Stock Exchange Composite Transaction Tape.
(4) No dividends have been declared or paid on AT&T Wireless Group tracking stock or AT&T Wireless Services common stock.

23.  Recent Accounting Pronouncements

   In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

   AT&T Wireless Services has leases related to cell and switch sites, retail, and administrative locations subject to the provisions of SFAS No. 143. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

   In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

   In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (Interpretation No. 45). This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows. Guarantees issued or modified after January 1, 2003, will be recognized at their fair value in AT&T Wireless Services' financial statements.

   In November 2002, the EITF reached consensus on EITF No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor." This consensus establishes that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's statement of operations. This presumption is overcome when the consideration is either a reimbursement of costs incurred by the customer to sell the vendor's products, in which case it should be characterized as a reduction of that cost, or a payment for assets or services delivered to the vendor, in which case it should be characterized as revenue. AT&T Wireless Services' adoption of this consensus on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

   In November 2002, the EITF reached consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. AT&T Wireless Services will be required to adopt the provisions of this consensus for revenue arrangements entered into after June 30, 2003. AT&T Wireless Services is currently evaluating whether it will elect to report the change in accounting as a cumulative-effect adjustment, or to apply it on a prospective basis. Additionally, AT&T Wireless Services is currently assessing the impact of this consensus on its results of operations, financial position, and cash flows.

   In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. AT&T Wireless Services' adoption of this statement during the year ended December 31, 2002, did not have an impact on its results of operations, financial position, or cash flows.

   In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interest entities for which a company is not the primary beneficiary. AT&T Wireless Services is required to apply FIN 46 to new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired on or prior to January 31, 2003, AT&T Wireless Services is required to apply FIN 46 no later than July 1, 2003.

   AT&T Wireless Services has significant variable interests with several of its unconsolidated subsidiaries for which AT&T Wireless Services may be the primary beneficiary. These variable interests are in the form of non-voting equity interests, loans, and put options that provide the other owners the right to require AT&T Wireless Services to purchase their ownership interest if and when certain events occur. These subsidiaries were formed to acquire FCC licenses that AT&T Wireless Services was not eligible to acquire, and to build, hold, and operate wireless communication systems in various areas of the United States. These subsidiaries are generally considered to be in the development stage and require additional financial support, given that they have incurred losses and have not yet generated any significant revenue from their primary operations. To date, the activity of these entities has primarily consisted of acquiring FCC licenses through acquisitions and FCC auctions. AT&T Wireless Services currently accounts for these ventures under the equity method of accounting as AT&T Wireless Services does not have voting control and AT&T Wireless Services recognizes 100 percent of the entities' operating losses due to its significant variable interests. If AT&T Wireless Services is required to consolidate these ventures, it would have resulted in an estimated increase to Licensing costs of approximately $700 -- $800 as of December 31, 2002. Additionally, AT&T Wireless Services will no longer treat these entities as unconsolidated subsidiaries and will reduce its Investments in and advances to unconsolidated subsidiaries by the carrying value of its investment in these entities, which totaled approximately $500 as of December 31, 2002. Any resulting difference between the net amount added to AT&T Wireless Services' balance sheet from consolidating these entities and the carrying values of the unconsolidated subsidiaries will be reflected as a Cumulative effect of a change in accounting principle. AT&T Wireless Services' maximum loss exposure related to these entities as of December 31, 2002 was approximately $145, which represented the value of the put options that provide the other owners the right to require AT&T Wireless Services to purchase their ownership interest when and if certain events occur. AT&T Wireless Services is currently assessing the impact on its results of operations and cash flows if AT&T Wireless Services is required to consolidate these entities. AT&T Wireless Services is also assessing the impact associated with its variable interests for which it is not the primary beneficiary.

24.  Subsequent Event

   On March 10, 2003, AT&T Wireless Services executed definitive agreements with US Cellular Corporation to transfer cash and wireless licenses in the Midwest and Northeast. In exchange, AT&T Wireless Services will receive wireless properties in Florida and Georgia. The transaction remains subject to federal regulatory approvals and certain other approvals.